As filed pursuant to Rule 424(b)(7)
Registration Number 333-150882

PROSPECTUS

3,977,300 Shares

Copa Holdings, S.A.

CLASS A COMMON STOCK

The selling shareholder identified in this prospectus is offering 3,977,300 shares of Class A common stock, or Class A Shares, to be sold in this offering.

The Class A Shares are listed on the New York Stock Exchange, under the symbol “CPA.” On May 15, 2008, the reported last sale price of the Class A Shares was $35.83 per share.

Investing in the company’s Class A Shares involves risks. See “Risk Factors” beginning on page 15.

PRICE $35.75 A SHARE

		Underwriters	Proceeds to
	Price to	Discounts and	Selling
	Public	Commissions	Shareholder

Per Share	$35.75	$1.52	$34.23
Total	$142,188,475	$6,043,110	$136,145,365

Copa Holdings, S.A. will not receive any proceeds from the sale by the selling shareholder of Class A Shares in this offering.

The selling shareholder has granted the underwriters the right to purchase up to an additional 397,700 Class A Shares to cover over-allotments.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the Class A Shares to purchasers on May 21, 2008.

MORGAN STANLEY

UBS INVESTMENT BANK

May 15, 2008

You should rely only on the information contained in this prospectus. Neither we nor the selling shareholder have, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling shareholder are, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. This document may only be used where it is legal to sell these securities. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of when this prospectus is delivered or when any sale of the Class A Shares occurs. Our business, financial condition, results of operations and prospects may have changed since that date.

In this prospectus, we use the terms “Copa Holdings” or the “Company” to refer to Copa Holdings, S.A., “Copa” or “Copa Airlines” to refer to Compañía Panameña de Aviación, S.A., a subsidiary of Copa Holdings, S.A., and “AeroRepública” to refer to AeroRepública, S.A., a subsidiary of Copa Holdings, S.A. The terms “we,” “us” and “our” refer to Copa Holdings, S.A. together with its subsidiaries, except where the context requires otherwise. References to “Class A Shares” refer to Class A Shares of Copa Holdings, S.A.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the underwriters’ option to purchase up to 397,700 additional shares of Class A common stock to cover over-allotments.

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

MARKET DATA

This prospectus contains certain statistical data regarding our airline routes and our competitive position and market share in, and the market size of, the Latin American airline industry. This information has been derived from a variety of sources, including the International Air Transport Association, the U.S. Federal Aviation Administration, the International Monetary Fund and other third-party sources, governmental agencies or industry or general publications. Information for which no source is cited has been prepared by us on the basis of our knowledge of Latin American airline markets and other information available to us. The methodology and terminology used by different sources are not always consistent, and data from different sources are not readily comparable. In addition, sources other than us use methodologies that are not identical to ours and may produce results that differ from our own estimates. Although we have not independently verified the information concerning our competitive position, market share, market size, market growth or other similar data provided by third-party sources or by industry or general publications, we believe these sources and publications are generally accurate and reliable.

SUMMARY

This summary highlights selected information about us and the Class A Shares being offered by the selling shareholder. It may not contain all of the information that may be important to you. Before investing in the Class A Shares, you should read this entire prospectus carefully for a more complete understanding of our business and this offering, including the section entitled “Risk Factors” and the documents incorporated by reference herein, including our annual report on Form 20-F for the year ended December 31, 2007, copies of which may be obtained as indicated under “Where You Can Find More Information.”

Overview

We are a leading Latin American provider of airline passenger and cargo service through our two principal operating subsidiaries, Copa and AeroRepública. Copa operates from its strategically located position in the Republic of Panama, and AeroRepública provides service primarily within Colombia complemented by international flights from various cities in Colombia to Panama’s Tocumen International Airport. We currently operate a fleet of 50 aircraft: 26 Boeing 737-Next Generation aircraft, 18 Embraer 190 aircraft and six MD-80 aircraft. We currently have firm orders, including purchase and lease commitments, for ten Boeing 737-Next Generation and eight Embraer 190s, and purchase rights and options for up to eight additional Boeing 737-Next Generation and 22 additional Embraer 190s.

Copa was established in 1947 and currently offers approximately 125 daily scheduled flights among 40 destinations in 21 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 120 other destinations through codeshare arrangements with Continental Airlines, Inc., or Continental, pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa is able to consolidate passenger traffic from multiple points to serve each destination effectively.

Copa operates a modern fleet of 26 Boeing 737-Next Generation aircraft and 11 Embraer 190 aircraft with an average age of approximately 3.7 years as of December 31, 2007. To meet its growing capacity requirements, Copa has firm orders, including purchase and lease commitments, to accept delivery of 14 additional aircraft through 2012 and has purchase rights and options that, if exercised, would allow it to accept delivery of up to 22 additional aircraft through 2013. Copa’s firm orders, including purchase and lease commitments, are for ten additional Boeing 737-Next Generation aircraft and four additional Embraer 190s, and its purchase rights and options are for up to eight Boeing 737-Next Generation aircraft and up to 14 Embraer 190s.

Copa started its strategic alliance with Continental in 1998. Since then, it has conducted joint marketing and code-sharing arrangements, and participated in the award-winning OnePass frequent flyer loyalty program globally and on a co-branded basis in Latin America. We believe that Copa’s co-branding and joint marketing activities with Continental have enhanced its brand in Latin America, and that the relationship with Continental has afforded it cost-related benefits, such as improving purchasing power in negotiations with aircraft vendors and insurers. Copa’s alliance and related services agreements with Continental are in effect until at least 2015 subject to certain early termination rights.

In 2007, Copa joined the SkyTeam global alliance as an Associate Member, in part due to the support and sponsorship of Continental. The SkyTeam global alliance network includes carriers such as Delta Air Lines, Northwest, Aeromexico, Air France, Alitalia, KLM, Korean Air, AeroFlot, CSA Czech and China Southern. As an Associate Member of SkyTeam, passengers flying Copa receive the same alliance benefits on Copa flights as they receive on the flights of any other member of this alliance.

During the second quarter of 2005, we purchased AeroRepública, a Colombian air carrier that was the second-largest domestic carrier in Colombia in terms of number of passengers carried in 2005, providing predominantly point-to-point service among 12 cities in Colombia and to Copa’s Panama City hub. AeroRepública currently operates a fleet of seven Embraer 190 and six MD-80s. As part of its fleet modernization and expansion plan, AeroRepública has firm orders, including purchase and lease commitments, to accept delivery of four Embraer 190 aircraft through the end of 2009 and options to purchase up to eight additional Embraer 190 aircraft through 2011.

Since January 2001, we have grown significantly and have established a track record of consistent profitability, recording seven consecutive years of increasing earnings. Our total operating revenues have increased from $290.4 million in 2001 to $1.0 billion in 2007, while our net income has increased from $14.8 million to $161.8 million over the same period. Our operating margins also improved from 8.6% in 2001 to 19.2% in 2007.

Our Strengths

We believe our primary business strengths that have allowed us to compete successfully in the airline industry include the following:

•	Our “Hub of the Americas” Airport is Strategically Located. We believe that Copa’s base of operations at the geographically central location of Tocumen International Airport in Panama City, Panama provides convenient connections to our principal markets in North, Central and South America and the Caribbean, enabling us to consolidate traffic to serve several destinations that do not generate enough demand to justify point-to-point service. Flights from Panama operate with few service disruptions due to weather, contributing to high completion factors and on-time performance. Tocumen International Airport’s sea-level altitude allows our aircraft to operate without performance restrictions that they would be subject to at higher-altitude airports. We believe that Copa’s hub in Panama allows us to benefit from Panama City’s status as a center for financial services, shipping and commerce and from Panama’s stable, dollar-based economy, free-trade zone and growing tourism industry.

•	We Focus on Keeping Our Operating Costs Low. In recent years, our low operating costs and efficiency have contributed significantly to our profitability. Our operating cost per available seat mile, excluding costs for fuel and fleet impairment charges, was 7.17 cents in 2003, 7.01 cents in 2004, 6.53 cents in 2005, 6.81 cents in 2006 and 7.13 cents in 2007. We believe that our cost per available seat mile reflects our modern fleet, efficient operations and the competitive cost of labor in Panama.

•	Copa Operates a Modern Fleet. Copa’s fleet consists of modern Boeing 737-Next Generation and Embraer 190 aircraft equipped with winglets and other modern cost-saving and safety features. Over the next years, Copa intends to enhance its modern fleet through the addition of at least ten additional Boeing 737-Next Generation aircraft and four new Embraer 190s. We believe that Copa’s modern fleet contributes to its on-time performance and high completion factor (percentage of scheduled flights not cancelled). We expect our Boeing 737-700s, 737-800s and Embraer 190s to continue offering substantial operational cost advantages in terms of fuel efficiency and maintenance costs. AeroRepública is currently implementing a fleet modernization and expansion plan. Since December 2006, AeroRepública has taken delivery of eight Embraer 190 aircraft and had firm commitments on four additional Embraer 190s and options for an additional eight Embraer 190 aircraft.

•	We Believe Copa Has a Strong Brand and a Reputation for Quality Service. We believe that the Copa brand is associated with value to passengers, providing world-class service and competitive pricing. For the year ended December 31, 2007, Copa Airlines’ statistic for on-time performance was 86.9%, completion factor was 99.7% and baggage handling was 2.1 mishandled bags per 1000 passengers. Our goal is to apply our expertise in these areas to improve AeroRepública’s service statistics to comparable levels. Our focus on customer service has helped to build passenger loyalty. We believe that our brand has also been enhanced through our relationship with Continental, including our joint marketing of the OnePass loyalty program in Latin America, the similarity of our aircraft livery and aircraft interiors and our participation in Continental’s President’s Club lounge program.

•	Our Management Fosters a Culture of Teamwork and Continuous Improvement. Our management team has been successful at creating a culture based on teamwork and focused on continuous improvement. Each of our employees at Copa has individual objectives based on corporate goals that serve as a basis for measuring performance. When corporate operational and financial targets are met, employees at Copa are eligible to receive bonuses according to our profit sharing program. We also recognize outstanding performance of individual employees through company-wide recognition, one-time awards, special events and, in the case of our senior management, grants of restricted stock and stock options. Copa’s goal-oriented culture and incentive programs have contributed to a motivated work force that is focused on satisfying customers, achieving efficiencies and growing profitability. We seek to create a similar culture at AeroRepública.

Our Strategy

Our goal is to continue to grow profitably and enhance our position as a leader in Latin American aviation by providing a combination of superior customer service, convenient schedules and competitive fares, while maintaining competitive costs. The key elements of our business strategy include the following:

•	Expand Our Network by Increasing Frequencies and Adding New Destinations. We believe that demand for air travel in Latin America is likely to expand in the next decade, and we intend to use our increasing fleet capacity to meet this growing demand. We intend to focus on expanding our operations by increasing flight frequencies on our most profitable routes and initiating service to new destinations. Copa’s Panama City hub allows us to consolidate traffic and provide service to certain underserved markets, particularly in Central America and the Caribbean, and we intend to focus on providing new service to regional destinations that we believe best enhance the overall connectivity and profitability of our network. With the addition of Embraer 190 aircraft and growth in overall capacity, we expect to have more flexibility in scheduling our flights for our customers’ convenience.

•	Continue to Focus on Keeping Our Costs Low. We seek to reduce our cost per available seat mile without sacrificing services valued by our customers as we execute our growth plans. Our goal is to maintain a modern fleet and to make effective use of our resources through efficient aircraft utilization and employee productivity. We intend to reduce our distribution costs by increasing direct sales, including internet and call center sales, as well as improving efficiency through technology and automated processes.

•	Emphasize Superior Service and Value to Our Customers. We intend to continue to focus on satisfying our customers and earning their loyalty by providing a combination of superior service and competitive fares. We believe that continuing our operational success in keeping flights on time, reducing mishandled luggage and offering convenient schedules to attractive destinations will be essential to achieving this goal. We intend to continue to incentivize our employees to improve or maintain operating and service metrics relating to our customers’ satisfaction by continuing our profit sharing plan and employee recognition programs and to reward customer loyalty with the popular OnePass frequent flyer program, upgrades and access to President’s Club lounges.

•	Capitalize on Opportunities at AeroRepública. We are seeking to enhance AeroRepública’s profitability through a variety of initiatives, including modernizing its fleet, integrating its route network with Copa’s and improving overall efficiency. We also seek to increase customer loyalty by making further operational improvements at AeroRepública, such as implementing the OnePass frequent flyer program and improving on-time performance.

Our Organizational Structure

The following is an organizational chart showing Copa Holdings and its principal subsidiaries:

*	Includes ownership by us held through wholly-owned holding companies organized in the British Virgin Islands.

Copa is our principal airline operating subsidiary that operates out of our hub in Panama and provides passenger service in North, South and Central America and the Caribbean. AeroRepública S.A. is our operating subsidiary that is primarily engaged in domestic air travel within Colombia. Oval Financial Leasing, Ltd. controls the special purpose vehicles that have a beneficial interest in the majority of our aircraft.

Copa Holdings was formed on May 6, 1998 as a corporation (sociedad anónima) duly incorporated under the laws of Panama with an indefinite duration. Copa Holdings was organized to be a holding company for Copa and related companies in connection with the acquisition by Continental of its 49% interest in us at that time.

Our principal executive offices are located at Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama, and our telephone number is +507 304-2677. The website of Copa is www.copaair.com. AeroRepública maintains a website at www.aerorepublica.com.co. Information contained on, or accessible through, these websites is not incorporated by reference herein and shall not be considered part of this prospectus.

Selling Shareholder

Our equity structure provides for two classes of stock with different voting rights. Class A Shares initially have no voting rights except in certain circumstances and Class B shares are entitled to one vote per share on all matters. Continental currently holds approximately 14.1% of our Class A Shares, representing approximately 10% of our total capital stock. After the completion of this offering, Continental is expected to hold approximately 1.3% of our Class A Shares, representing approximately 1.0% of our total capital stock, assuming the underwriters’ over-allotment option is not exercised. Corporación de Inversiones Aéreas, S.A., or CIASA, holds all of our Class B shares, representing approximately 29.2% of our total capital stock and all of the voting rights associated with our capital stock. CIASA is therefore entitled to elect a majority of our directors and to determine the outcome of the voting on substantially all actions that require shareholder approval. See “Description of Capital Stock.”

RECENT DEVELOPMENTS

Supplemental Agreement with Continental

CIASA, controlling shareholder of Copa Holdings, and Copa Holdings entered into a supplemental agreement with Continental, dated May 13, 2008 (the “Supplemental Agreement”) to waive the lock-up under the existing shareholders agreement dated June 29, 2006 (the “Shareholders Agreement”), which currently restricts Continental’s sale of Copa Holdings’ common stock through June 29, 2008. Pursuant to the Supplemental Agreement, CIASA waived the restrictions on Continental during the remainder of the lock-up period and provided Continental with registration rights in order to permit an underwritten registered offering of Continental’s shares, with any shares not sold in the offering allowed to be sold pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The Supplemental Agreement also amends the existing shareholders agreement with Continental to terminate the Shareholders Agreement upon a sale by Continental of Continental’s shares and, in the event of such termination, to provide Continental with the right to nominate a member of its senior management to the Company’s board of directors during the term of the alliance agreement between Continental and the Company.

Results for the Three Months Ended March 31, 2008

We announced our unaudited results of operations for the three months ended March 31, 2008 on May 8, 2008. These results of operations are based upon our consolidated unaudited financial information prepared in accordance with U.S. GAAP for the three months ended March 31, 2008 and 2007, which has not been subject to a special or limited review by our auditors. The highlights of these results of operations are as follows.

Consolidated revenue increased 21.9% to US$295.9 million in the first quarter of 2008, compared to US$242.8 million in the first quarter of 2007. Copa’s operating revenue increased 20.5% or US$40.2 million in the first quarter of 2008, compared to US$196.6 million in the first quarter of 2007. This increase was primarily due to a 20.2% or US$37.5 million increase in passenger revenue. AeroRepública’s operating revenue increased 31.7% or US$14.9 million in the first quarter of 2008, compared to US$47 million in the first quarter of 2007. During the first quarter of 2008, AeroRepública’s capacity available seat miles decreased 9.7% mainly as a result of the transition from an MD-80 fleet to an Embraer-190 fleet, as the Embraer-190s have fewer seats, while traffic revenue passenger miles increased 3.9%, resulting in a load factor of 62.6% or 8.2 percentage points above first quarter of 2007.

Consolidated operating income for the first quarter of 2008 decreased 14.9% to US$51.7 million, compared to operating income of US$60.8 million for the first quarter of 2007. This decrease partially resulted from AeroRepública’s operating loss of US$0.7 million in the first quarter of 2008, compared to an operating income of US$3.9 million in the first quarter of 2007, as a result of higher fuel prices and more scheduled maintenance events. Consolidated operating expenses rose 34.2% to US$244.2 million in the first quarter of 2008, compared to US$182.0 million in the first quarter of 2007, mainly due to increases in the cost of aircraft fuel, which totaled US$84.3 million in the first quarter of 2008. This figure represents a US$28.4 million or 50.9% increase over aircraft fuel cost of US$55.9 million in the first quarter of 2007. This increase was primarily a result of a 11.7% increase in gallons consumed resulting from increased capacity and a 35.1% increase in the average price per gallon of jet fuel. Copa’s operating expenses increased 32.1% to US$184.5 million in the first quarter of 2008, compared to US$139.7 million in the first quarter of 2007. Copa’s operating expenses per available seat mile increased 13.0% to 10.8 cents in the first quarter of 2008 from 9.5 cents in the first quarter of 2007. AeroRepública’s operating expenses increased 45.1% to US$62.6 million in the first quarter of 2008, compared to US$43.1 million in the first quarter of 2007. AeroRepública’s operating expenses per available seat mile (CASM) increased 60.7% to 17.3 cents in the first quarter of 2008 from 10.8 cents in the first quarter of 2007. Consolidated operating margin decreased from 25.0% to 17.5%, mainly as a result of increased fuel prices.

Copa Holdings reported net income of US$39.5 million, in the first quarter of 2008, compared to US$48.6 million in the first quarter of 2007.

The following table sets forth selected consolidated unaudited financial information under U.S. GAAP for the three months ended March 31, 2007 and 2008:

	Three Months Ended March 31,
	2007	2008
	(in thousands of dollars, except share and per share data, capital stock and operating data)

Income Statement Data:
Operating revenue:
Passenger revenue	$230,271	$280,224
Cargo, mail and other	12,479	15,662

Total operating revenue	242,750	295,886

Operating expenses:
Aircraft fuel	55,912	84,344
Salaries and benefits	26,749	34,147
Passenger servicing	17,932	23,235
Commissions	14,813	16,961
Reservations and sales	10,997	13,256
Maintenance, material and repairs	11,134	17,323
Depreciation	7,994	10,000
Flight operations	9,410	12,979
Aircraft rentals	9,163	10,673
Landing fees and other rentals	6,256	8,008
Other	11,590	13,246

Total operating expense	181,950	244,172

Operating income	60,800	51,714
Non-operating income (expense):
Interest expense	(9,848)	(10,980)
Interest capitalized	531	521
Interest income	2,542	2,768
Other, net(1)	(1,097)	(420)

Total non-operating income (expense)	(7,872)	(8,111)

Income before income taxes	52,928	43,603
Provision for income taxes	4,361	4,104

Net income	$48,567	$39,499

As of March 31,
2008

Balance Sheet Data:
Total cash, cash equivalents and short-term investments	$305,093
Accounts receivable, net of allowance for doubtful accounts	84,194
Total current assets	450,185
Purchase deposits for flight equipment	74,046
Total property and equipment	1,175,249
Total assets	1,740,761
Long-term debt	739,886
Total Shareholders’ Equity	576,989

	Three Months Ended March 31,
	2007	2008
	(in thousands of dollars, except share and per share data, capital stock and operating data)

Operating Data:
Revenue passengers carried(2)	$1,121	$1,217
Revenue passengers miles(3)	1,427	1,619
Available seat miles(4)	1,868	2,077
Load factor(5)	76.4%	78.0%
Break-even load factor(6)	54.3%	64.3%
Yield (cents)(7)	16.1	17.3
Revenue per available seat mile (cents)(8)	13.0	14.2
Cost per available seat mile (cents)(9)	9.7	11.8

(1)	Consists primarily of changes in the fair value of fuel derivative contracts, foreign exchange gains/losses and gains on sale of Boeing 737-200 aircraft. See “Item 5. Operating and Financial Review and Prospects” and the notes to our audited consolidated financial statements, each of which is included in our annual report on Form 20-F for the year ended December 31, 2007 that is incorporated by reference herein.

(2)	Total number of paying passengers (including all passengers redeeming OnePass frequent flyer miles and other travel awards) flown on all flight segments, expressed in thousands.

(3)	Number of miles flown by scheduled revenue passengers, expressed in millions.

(4)	Aircraft seating capacity multiplied by the number of miles the seats are flown, expressed in millions.

(5)	Percentage of aircraft seating capacity that is actually utilized. Load factors are calculated by dividing revenue passenger miles by available seat miles.

(6)	Load factor that would have resulted in total revenues being equal to total expenses.

(7)	Average amount (in cents) one passenger pays to fly one mile.

(8)	Total operating revenues for passenger aircraft related costs (in cents) divided by the number of available seat miles.

(9)	Total operating expenses for passenger aircraft related costs (in cents) divided by the number of available seat miles.

THE OFFERING

Issuer	Copa Holdings, S.A.

Selling shareholder	Continental Airlines, Inc.

Shares offered	3,977,300 Class A Shares, without par value.

Over-allotment option	The selling shareholder has granted the underwriters the right for a period of 30 days to purchase up to an additional 397,700 Class A Shares solely to cover over-allotments, if any.

Offering price	$35.75 per Class A share.

Shares outstanding after the offering	Immediately following the offering (assuming the underwriters’ over-allotment option is not exercised), the number of shares of our capital stock will be as shown below:

Class A:
Public, including management	30,018,740 shares
Continental	397,700 shares
Total Class A Shares	30,416,440 shares
Class B:
CIASA	12,778,125 shares
Total outstanding shares	43,194,565 shares

Voting rights	The holders of the Class A Shares have no voting rights except with respect to certain corporate transformations, mergers, consolidations or spin-offs, changes of our corporate purpose, voluntary delistings of the Class A Shares from the NYSE, approval of nominations of the independent directors or amendments to the foregoing provisions that adversely affect the rights and privileges of any Class A Shares. Under certain circumstances which we believe are not likely in the foreseeable future, each Class A share will entitle its record holder to one vote on all matters on which our shareholders are entitled to vote.

Each Class B share is entitled to one vote on all matters for which shareholders are entitled to vote.

See “Description of Capital Stock.”

Controlling shareholder	Following this offering, CIASA will continue to beneficially own 100% of our Class B shares which will represent all of the voting power of our capital stock. CIASA will therefore be entitled to elect a majority of our directors and to determine the outcome of the voting on substantially all actions that require shareholder approval.

Ownership restrictions	Our independent directors have the power under certain circumstances to control or restrict the level of non-Panamanian ownership of our Class B shares and the exercise of voting rights attaching to Class A Shares held by non-Panamanian nationals in order to allow us to comply with Panamanian airline ownership and control requirements. See “Description of Capital Stock.”

Tag-along rights	Our board of directors may refuse to register any transfer of shares in which CIASA proposes to sell Class B shares at a price per share that is greater than the average public trading price per share of the Class A Shares for the preceding 30 days to an unrelated third party that would, after giving effect to such sale, have the right to elect a majority of the board of directors and direct our management and policies, unless the proposed purchaser agrees to make, as promptly as possible, a public offer for the purchase of all outstanding Class A Shares and Class B shares at a price per share equal to the price per share paid for the CIASA shares being sold. However, a proposed purchaser could acquire control of Copa Holdings in a transaction that would not give holders of Class A Shares the right to participate, including a sale by a party that had previously acquired control from CIASA, the sale of interests by another party in conjunction with a sale by CIASA, the sale by CIASA of control to more than one party, or the sale of controlling interests in CIASA itself. See “Description of Capital Stock — Tag-Along Rights.”

Use of proceeds	We will not receive any proceeds from the sale of our Class A Shares by the selling shareholder.

Dividends	Holders of the Class A and Class B shares will be entitled to receive dividends to the extent they are declared by our board of directors in its absolute discretion. Our Articles of Incorporation provide that all dividends declared by our board of directors will be paid equally with respect to all of the Class A and Class B shares. Our board of directors has adopted a dividend policy that contemplates the annual payment of equal dividends to our Class A and Class B shareholders in an aggregate amount approximately equal to 10% of our consolidated net income for each year. This dividend policy can be amended or discontinued by our board of directors at any time for any reason. See “Dividends and Dividend Policy” and “Description of Capital Stock.”

Lock-up agreements	We, our directors and executive officers and CIASA have agreed, subject to certain exceptions, not to issue or transfer without the consent of the underwriters, until 90 days after the date of this prospectus, any shares of our capital stock, any options or warrants to purchase shares of our capital stock or any securities convertible into or exchangeable for shares of our capital stock. See “Underwriters.”

Listing	The Class A Shares trade on the NYSE.

NYSE symbol for the Class A Shares	CPA

Risk factors	See “Risk Factors” beginning on page 15 and the other information included in this prospectus and in our public filings with the SEC for a discussion of certain important risks you should carefully consider before deciding to invest in the Class A Shares.

Expected offering timetable (subject to change):

Commencement of marketing of the offering	May 13, 2008

Announcement of offer price and allocation of Class A Shares	May 15, 2008

Settlement and delivery of Class A Shares	May 21, 2008

SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA

The following table presents summary consolidated financial and operating data for each of the periods indicated. Our consolidated financial statements are prepared in accordance with U.S. GAAP and are stated in U.S. dollars. You should read this information in conjunction with our consolidated financial statements and the information under “Item 5. Operating and Financial Review and Prospects,” each of which is included in our annual report on Form 20-F for the year ended December 31, 2007, which is incorporated by reference herein.

The summary consolidated financial information as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007 has been derived from our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2007, which is incorporated by reference herein. The consolidated financial information as of December 31, 2003, 2004 and 2005, and for the years ended December 31, 2003 and 2004 has been derived from our audited consolidated financial statements that were prepared under U.S. GAAP.

We acquired 99.9% of the stock of AeroRepública, a Colombian air carrier, and began consolidating its results on April 22, 2005. As a result of this acquisition, our financial information prior to and after the acquisition is not comparable.

	Year Ended December 31,
	2003	2004	2005(22)	2006	2007
	(in thousands of dollars, except share and per share data, capital stock and operating data)

Income Statement Data:
Operating revenue:
Passenger revenue	$311,683	$364,611	$563,520	$798,901	$967,066
Cargo, mail and other	30,106	35,226	45,094	52,259	60,198

Total operating revenues	341,789	399,837	608,614	851,160	1,027,264
Operating expenses:
Aircraft fuel	48,512	62,549	149,303	217,730	265,387
Salaries and benefits	45,254	51,701	69,730	91,382	116,691
Passenger servicing	36,879	39,222	50,622	64,380	82,948
Commissions	27,681	29,073	45,087	57,808	65,930
Reservations and sales	18,011	22,118	29,213	38,212	48,229
Maintenance, materials and repairs	20,354	19,742	32,505	50,057	51,249
Depreciation	14,040	19,279	19,857	24,874	35,328
Flight operations	15,976	17,904	24,943	33,740	43,958
Aircraft rentals	16,686	14,445	27,631	38,169	38,636
Landing fees and other rentals	10,551	12,155	17,909	23,929	27,017
Other	25,977	29,306	32,622	44,758	55,093
Fleet impairment charge(1)	3,572	—	—	—	—
Special fleet charges(2)	—	—	—	—	7,309
Gain from involuntary conversion(3)	—	—	—	—	(8,019)

Total operating expenses	283,493	317,494	499,422	685,039	829,756

Operating income	58,296	82,343	109,192	166,121	197,508

	Year Ended December 31,
	2003	2004	2005(22)	2006	2007
	(in thousands of dollars, except share and per share data, capital stock and operating data)

Non-operating income (expense):
Interest expense	(11,613)	(16,488)	(21,629)	(29,150)	(44,332)
Interest capitalized	2,009	963	1,089	1,712	2,570
Interest income	887	1,423	3,544	7,257	12,193
Other, net(4)	2,554	6,063	395	185	10,987

Total non-operating expenses, net	(6,163)	(8,039)	(16,601)	(19,996)	(18,582)
Income before income taxes	52,133	74,304	92,591	146,125	178,926
Provision for income taxes	(3,644)	(5,732)	(9,592)	(12,286)	(17,106)

Net income	48,489	68,572	82,999	133,839	161,820

Balance Sheet Data:
Total cash, cash equivalents and short-term investments	$61,432	$110,943	$114,490	$197,380	$308,358
Accounts receivable, net	31,019	27,706	46,533	62,137	74,169
Total current assets	103,523	152,087	184,351	290,651	435,736
Purchase deposits for flight equipment	45,869	7,190	52,753	65,150	64,079
Total property and equipment	480,488	541,211	637,543	862,283	1,166,262
Total assets	591,915	702,050	916,912	1,255,015	1,707,251
Long-term debt	311,991	380,827	402,954	529,802	732,209
Total shareholders’ equity	115,583	174,155	245,867	371,669	531,637
Capital stock	29,223	29,223	29,223	32,563	37,372
Cash Flow Data:
Net cash provided by operating activities	$73,479	$98,051	$115,368	$193,468	$221,941
Net cash used in investing activities	(151,802)	(85,738)	(159,886)	(258,980)	(334,758)
Net cash provided by financing activities	105,298	29,755	38,929	141,498	228,295
Other Financial Data:
EBITDA(5)	74,890	107,685	129,444	191,180	243,823
Aircraft rentals	16,686	14,445	27,631	38,169	38,636
Operating margin(6)	17.1%	20.6%	17.9%	19.5%	19.2%
Weighted average shares used in computing net income per share (basic)(7)	42,812,500	42,812,500	42,812,500	42,812,500	42,907,967
Weighted average shares used in computing net income per share (diluted)(7)	42,812,500	42,812,500	42,812,500	43,234,553	43,463,759
Net income (loss) per share (basic)(7)	$1.13	$1.60	$1.94	$3.13	$3.77
Net income (loss) per share (diluted)(7)	$1.13	$1.60	$1.94	$3.10	$3.72
Dividends declared per share	$—	$0.23	$0.24	$0.19	$0.31

	Year Ended December 31,
	2003	2004	2005(22)	2006	2007
	(in thousands of dollars, except share and per share data, capital stock and operating data)

Operating Data:
Revenue passengers carried(8)	2,028	2,333	4,361	5,741	6,015
Revenue passengers miles(9)	2,193	2,548	3,824	5,017	5,861
Available seat miles(10)	3,226	3,639	5,359	6,866	7,918
Load factor(11)	68.0%	70.0%	71.4%	73.1%	74.0%
Break-even load factor(12)	52.8%	52.6%	57.9%	58.0%	58.6%
Total block hours(13)	64,909	70,228	103,628	130,818	157,200
Average daily aircraft utilization(14)	9.0	9.3	9.8	9.8	9.6
Average passenger fare	153.7	156.3	129.2	139.2	160.8
Yield(15)	14.22	14.31	14.74	15.92	16.50
Passenger revenue per ASM(16)	9.66	10.02	10.51	11.64	12.21
Operating revenue per ASM(17)	10.60	10.99	11.36	12.40	12.97
Operating expenses per ASM (CASM)(18)	8.79	8.72	9.32	9.98	10.48
Departures	25,702	27,434	48,934	65,471	71,893
Average daily departures	70.4	75.0	156.6	179.4	197.0
Average number of aircraft	19.8	20.6	31.0	38.6	45.0
Airports served at period end	28	29	36	42	46
Segment Financial Data:
Copa:
Operating revenue	$341,789	$399,837	$505,655	$676,168	$806,201
Operating expenses	283,493	317,494	402,684	509,540	634,521
Depreciation	14,040	19,279	19,242	23,732	30,710
Aircraft rentals	16,686	14,445	22,096	23,842	27,756
Interest expense	11,613	16,488	19,424	26,907	36,300
Interest capitalized	2,009	963	1,089	1,712	2,570
Interest income	887	1,423	3,376	6,887	11,720
Net income (loss) before tax	52,133	74,304	89,745	155,533	165,571
Total assets	591,915	702,050	851,075	1,168,121	1,546,623
AeroRepública:
Operating revenue	—	—	$103,016	$175,883	$226,042
Operating expenses	—	—	96,839	176,388	200,474
Depreciation	—	—	615	1,142	4,618
Aircraft rentals	—	—	5,535	14,604	14,760
Interest expense	—	—	2,205	2,243	8,032
Interest capitalized	—	—	—	—	—
Interest income	—	—	168	370	473
Net income (loss) before tax	—	—	2,846	(9,408)	13,354
Total assets	—	—	98,091	132,872	256,349
Segment Operating Data:
Copa:
Available seat miles(10)	3,226	3,639	4,409	5,239	6,298
Load factor(11)	68.0%	70.0%	73.4%	77.8%	78.4%
Break-even load factor	52.8%	52.6%	56.8%	56.1%	58.7%
Yield(15)	14.22	14.31	14.41	15.49	15.33
Operating revenue per ASM(17)	10.60	10.99	11.47	12.91	12.80
CASM(18)	8.79	8.72	9.13	9.73	10.08
Average stage length(20)	1,028	1,047	1,123	1,158	1,207
On time performance(19)	91.4%	91.8%	91.7%	91.0%	86.9%

	Year Ended December 31,
	2003	2004	2005(22)	2006	2007
	(in thousands of dollars, except share and per share data, capital stock and operating data)

AeroRepública:(23)
Available seat miles(10)	—	—	950	1,627	1,620
Load factor(11)	—	—	62.0%	57.9%	57.2%
Break even load factor	—	—	60.8%	61.9%	54.1%
Yield(15)	—	—	16.53	17.79	22.74
Operating revenue per ASM(17)	—	—	10.84	10.81	13.95
CASM(18)	—	—	10.19	10.84	12.37
Average stage length(20)	—	—	360	370	398
On time performance(21)	—	—	70.4%	80.3%	72.8%

(1)	Represents impairment losses on our Boeing 737-200 aircraft and related assets.
(2)	Represents expenses related to costs associated with terms negotiated for the early termination of three MD-80 aircraft as a result of AeroRepública’s ongoing transition to a more fuel efficient all Embraer-190 fleet.
(3)	Represents gain on involuntary conversion of non-monetary assets to monetary assets related to insurance proceeds in excess of aircraft book value.
(4)	Consists primarily of changes in the fair value of fuel derivative contracts, foreign exchange gains/losses and gains on sale of Boeing 737-200 aircraft. See “Item 5. Operating and Financial Review and Prospects” and the notes to our audited consolidated financial statements, each of which is included in our annual report on Form 20-F for the year ended December 31, 2007 that is incorporated by reference herein.
(5)	EBITDA represents net income (loss) plus the sum of interest expense, income taxes, depreciation and amortization minus the sum of interest capitalized and interest income. EBITDA is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the airline industry. However, EBITDA should not be considered in isolation, as a substitute for net income prepared in accordance with U.S. GAAP or as a measure of a company’s profitability. In addition, our calculation of EBITDA may not be comparable to other companies’ similarly titled measures. The following table presents a reconciliation of our net income to EBITDA for the specified periods:

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(in thousands of dollars)

Net income	$48,489	$68,572	$82,999	$133,839	$161,820
Interest expense	11,613	16,488	21,629	29,150	44,332
Income taxes	3,644	5,732	9,592	12,286	17,106
Depreciation	14,040	19,279	19,857	24,874	35,328

Subtotal	77,786	110,071	134,077	200,149	258,586

Interest capitalized	(2,009)	(963)	(1,089)	(1,712)	(2,570)
Interest income	(887)	(1,423)	(3,544)	(7,257)	(12,193)

EBITDA	74,890	107,685	129,444	191,180	243,823

Aircraft rentals represents a significant operating expense of our business. Because we leased several of our aircraft during the periods presented, we believe that when assessing our EBITDA you should also consider the impact of our aircraft rent expense, which was $16.7 million in 2003, $14.4 million in 2004, $27.6 million in 2005, $38.2 million in 2006 and $38.6 million in 2007.
(6)	Operating margin represents operating income divided by operating revenues.
(7)	All share and per share amounts have been retroactively restated to reflect the current capital structure described under “Description of Capital Stock” and in the notes to our audited consolidated financial statements, included in our annual report on Form 20-F for the year ended December 31, 2007 that is incorporated by reference herein.
(8)	Total number of paying passengers (including all passengers redeeming OnePass frequent flyer miles and other travel awards) flown on all flight segments, expressed in thousands.
(9)	Number of miles flown by scheduled revenue passengers, expressed in millions.
(10)	Aircraft seating capacity multiplied by the number of miles the seats are flown, expressed in millions.
(11)	Percentage of aircraft seating capacity that is actually utilized. Load factors are calculated by dividing revenue passenger miles by available seat miles.
(12)	Load factor that would have resulted in total revenues being equal to total expenses.
(13)	The number of hours from the time an airplane moves off the departure gate for a revenue flight until it is parked at the gate of the arrival airport.
(14)	Average number of block hours operated per day per aircraft for the total aircraft fleet.
(15)	Average amount (in cents) one passenger pays to fly one mile.

(16)	Passenger revenues (in cents) divided by the number of available seat miles.
(17)	Total operating revenues for passenger aircraft related costs (in cents) divided by the number of available seat miles.
(18)	Total operating expenses for passenger aircraft related costs (in cents) divided by the number of available seat miles.
(19)	Percentage of flights that arrive at the destination gate within fifteen minutes of scheduled arrival.
(20)	The average number of miles flown per flight.
(21)	Percentage of flights that depart within fifteen minutes of the scheduled departure time.
(22)	For AeroRepública operating data, this period covers from April 22, 2005 until December 31, 2005, which corresponds to the period that AeroRepública was consolidated in our financial statements.
(23)	AeroRepública has not historically distinguished between revenue passengers and non-revenue passengers. Although we have implemented systems at AeroRepública to record that information, revenue passenger information and other statistics derived from revenue passenger data for the year ended December 31, 2005, 2006 and 2007 has been derived from estimates that we believe to be materially accurate.

RISK FACTORS

An investment in our Class A Shares involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. The trading price of our Class A Shares could decline due to any of these risks, and you may lose all or part of your investment. The risks described below are those known to us and that we currently believe may materially affect us.

Risks Relating to Our Company

Our failure to successfully implement our growth strategy may adversely affect our results of operations and harm the market value of our Class A Shares.

We have grown rapidly over the past seven years. We intend to continue to grow our fleet, expand our service to new markets and increase the frequency of flights to the markets we currently serve. Achieving these goals is essential in order for our business to benefit from cost efficiencies resulting from economies of scale. We expect to have substantial cash needs as we expand, including cash required to fund aircraft purchases or aircraft deposits as we add to our fleet. We cannot assure you that we will have sufficient cash to fund such projects, and if we are unable to successfully expand our route system, our future revenue and earnings growth would be limited.

When we commence a new route, our load factors tend to be lower than those on our established routes and our advertising and other promotional costs tend to be higher, which may result in initial losses that could have a negative impact on our results of operations as well as require a substantial amount of cash to fund. We also periodically run special promotional fare campaigns, particularly in connection with the opening of new routes. Promotional fares may have the effect of increasing load factors while reducing our yield on such routes during the period that they are in effect. The number of markets we serve and our flight frequencies depend on our ability to identify the appropriate geographic markets upon which to focus and to gain suitable airport access and route approval in these markets. There can be no assurance that the new markets we enter will provide passenger traffic that is sufficient to make our operations in those new markets profitable. Any condition that would prevent or delay our access to key airports or routes, including limitations on the ability to process more passengers, the imposition of flight capacity restrictions, the inability to secure additional route rights under bilateral agreements or the inability to maintain our existing slots and obtain additional slots, could constrain the expansion of our operations.

The expansion of our business will also require additional skilled personnel, equipment and facilities. The inability to hire and retain skilled pilots and other personnel or secure the required equipment and facilities efficiently and cost-effectively may adversely affect our ability to execute our growth strategy. In recent years, the airline industry has experienced a pilot shortage that has disproportionately affected smaller and regional carriers, such as Copa. Expansion of our markets and flight frequencies may also strain our existing management resources and operational, financial and management information systems to the point where they may no longer be adequate to support our operations, requiring us to make significant expenditures in these areas. In light of these factors, we cannot assure you that we will be able to successfully establish new markets or expand our existing markets, and our failure to do so could harm our business and results of operations, as well as the value of our Class A Shares.

If we fail to successfully take delivery of and operate reliably the new Embraer 190 aircraft we have agreed to purchase, our business could be harmed.

In October 2004, Copa announced an order to purchase ten new Embraer 190 aircraft with options for an additional 20 new aircraft. Subsequently, Copa increased its firm orders for the Embraer 190 aircraft by exercising five of these options. Through the end of 2007, Copa had accepted delivery of 11 Embraer 190 aircraft. In March 2006, AeroRepública announced an order to purchase five new Embraer 190 aircraft with options for an additional 10 new aircraft. Since then AeroRepública has accepted delivery of five Embraer 190 aircraft, one of which has since sustained damages and has been permanently removed from operation. Acquisition of an all-new type of aircraft, such as the Embraer 190, involves a variety of risks relating to its ability to be successfully placed into service including:

•	difficulties or delays in obtaining the necessary certifications from the aviation regulatory authorities of the countries to which we fly;

•	manufacturer’s delays in meeting the agreed upon aircraft delivery schedule;

•	difficulties in obtaining financing on acceptable terms to complete our purchase of all of the aircraft we have committed to purchase; and

•	the inability of the new aircraft and its components to comply with agreed upon specifications and performance standards.

Although to date we have not had any significant problems with this aircraft, we have experienced certain issues generally associated with it, including difficulties with the software that operates the Embraer avionics system. We may experience similar or other problems with the Embraer 190s that will be delivered to us which could result in increased costs or service interruptions. In addition, new aircraft, such as the Embraer 190, are generally less reliable than the more established aircraft within the fleet with which we have more experience. If we fail to successfully take delivery of, and operate reliably the new Embraer 190 aircraft, our business, financial condition and results of operations could be harmed.

We are dependent on our alliance with Continental and cannot assure you that it will continue.

We maintain a broad commercial and marketing alliance with Continental Airlines, Inc., or Continental, that has allowed us to enhance our network and, in some cases, offer our customers services that we could not otherwise offer. If Continental were to experience severe financial difficulties or go bankrupt, our alliance and service agreements may be terminated or we may not realize the anticipated benefits from our relationship with Continental. While Continental recorded net income of $343 and $459 million for 2006 and 2007, respectively, it suffered significant losses following September 11, 2001, and it has indicated that several factors threaten its ability to sustain profitability, including competition from low-cost carriers and carriers emerging from bankruptcy protection, high fuel cost and terrorism or other international hostilities. We cannot assure you that Continental will be able to sustain its profitability, and as a result, we may be materially and adversely affected by a deterioration of Continental’s financial condition.

Since we began the alliance in 1998, we have benefited from Continental’s support in negotiations for aircraft purchases, insurance and fuel purchases, sharing of “best practices” and engineering support in our maintenance operations, and significant other intangible support. This support has assisted us in our growth strategy, while also improving our operational performance and the quality of our service. Our alliance relationship with Continental is the subject of a grant of antitrust immunity from the U.S. Department of Transportation, or DOT. If our relationship with Continental were to deteriorate, or our alliance relationship were no longer to benefit from a grant of antitrust immunity, or our alliance or services agreements were terminated, our business, financial condition and results of operations would likely be materially and adversely affected. The loss of Copa’s codesharing relationship with Continental would likely result in a significant decrease in our revenues. We also rely on Continental’s OnePass frequent flyer program that we participate in globally and on a co-branded basis in Latin America, and our business may be adversely affected if the OnePass program does not remain a competitive marketing program. In addition, our competitors may benefit from alliances with other airlines that are more extensive than our alliance with Continental. We cannot predict the extent to which we will be disadvantaged by competing alliances. Our relationship with suppliers depends in part on our alliance with Continental. As a result of our follow-on offering in June 2006, Continental’s investment in our company diminished to approximately 10% of our total outstanding capital stock. Continental is expected to sell its remaining stake in the Company through this offering, with any unsold portion to be disposed of in subsequent market transactions. Although Continental’s reduced participation in our company has not had an adverse effect on our relationships with suppliers, we cannot assure you that the terms of our current or future supply agreements will not be affected by this reduced participation.

Continental will likely no longer have an equity investment in our company following this offering.

In connection with our initial public offering in December 2005, Continental reduced its investment in us from 49% to approximately 27.3% of our capital stock. Through a follow-on offering in 2006, Continental further reduced its investment in us to approximately 10.0% of our capital stock. Through this offering, Continental is seeking to monetize its remaining investment in us. Despite Continental’s reduced investment in our company, Continental retains the right to appoint one of our directors so long as our alliance agreement with Continental continues. As a result of Continental’s right to appoint one member of our board of directors and our dependence on the alliance between the airlines, Continental has the ability to exercise significant influence over us. Nevertheless, in light of Continental’s decision to sell its remaining stake in us, its interests are not necessarily aligned with those of our shareholders. Other than certain exclusivity provisions and a termination event for certain competitive activities contained in our alliance agreement, we do not have any non-competition agreement with Continental, and as Continental sells its remaining economic stake in us, it may take actions that are adverse to the interests of our shareholders.

We operate using a hub-and-spoke model and are vulnerable to competitors offering direct flights between destinations we serve.

The structure of substantially all of our current flight operations (other than those of AeroRepública) generally follows what is known in the airline industry as a “hub-and-spoke” model. This model aggregates passengers by operating flights from a number of “spoke” origins to a central hub through which they are transported to their final destinations. In recent years, many traditional hub-and-spoke operators have faced significant and increasing competitive pressure from low-cost, point-to-point carriers on routes with sufficient demand to sustain point-to-point service. A point-to-point structure enables airlines to focus on the most profitable, high-demand routes and to offer greater convenience and, in many instances, lower fares. As demand for air travel in Latin America increases, some of our competitors have initiated non-stop service between destinations that we currently serve through our Panamanian hub. Non-stop service, which bypasses our hub in Panama is more convenient and possibly less expensive, than our connecting service and could significantly decrease demand for our service to those destinations. We believe that competition from point-to-point carriers will be directed towards the largest markets that we serve and such competition is likely to continue at this level or intensify in the future. As a result, the effect of such competition on us could be significant and could have a material adverse effect on our business, financial condition and results of operations.

The Panamanian Aviation Act and certain of the bilateral agreements under which we operate contain Panamanian ownership requirements that are not clearly defined, and our failure to comply with these requirements could cause us to lose our authority to operate in Panama or to the international destinations we serve.

Under Law No. 21 of January 29, 2003, which regulates the aviation industry in the Republic of Panama and which we refer to as the Aviation Act, “substantial ownership” and “effective control” of our airline must remain in the hands of Panamanian nationals. Under certain of the bilateral agreements between Panama and other countries pursuant to which we have the right to fly to those other countries and over their territory, we must continue to have substantial Panamanian ownership and effective control by Panamanian nationals to retain these rights. Neither “substantial ownership” nor “effective control” are defined in the Aviation Act or in the bilateral agreements, and it is unclear how a Panamanian court or, in the case of the bilateral agreements, foreign regulatory authorities might interpret these requirements. In addition, the manner in which these requirements are interpreted may change over time. We cannot predict whether these requirements would be satisfied through ownership and control by Panamanian record holders, or if these requirements would be satisfied only by direct and indirect ownership and control by Panamanian beneficial owners.

At the present time, CIASA, a Panamanian entity, is the record owner of all of our Class B voting shares, representing approximately 29.2% of our total share capital and all of the voting power of our capital stock.

On November 25, 2005, the Executive Branch of the Government of Panama promulgated a decree stating that the “substantial ownership” and “effective control” requirements of the Aviation Act are met if a Panamanian citizen or a Panamanian company is the record holder of shares representing 51% or more of the voting power of the company. Although the decree has the force of law for so long as it remains in effect, it does not supersede the Aviation Act, and it can be modified or superseded at any time by a future Executive Branch decree. Additionally, the decree has no binding effect on regulatory authorities of other countries whose bilateral agreements impose Panamanian ownership and control limitations on us. We cannot assure you that the decree will not be challenged, modified or superseded in the future, that CIASA will continue to own a majority of the Class B shares, or that record ownership of a majority of our Class B shares by Panamanian entities will be sufficient to satisfy the “substantial ownership” requirement of the Aviation Act and the decree. A change in the ownership of the Class B shares or a determination by the Panamanian Civil Aviation Authority (the Autoridad de Aeronáutica Civil), which we refer to as the AAC, or a Panamanian court that “substantial” Panamanian ownership should be determined on the basis of our direct and indirect ownership, could cause us to lose our license to operate our airline in Panama. Likewise, if a foreign regulatory authority were to determine that our direct or indirect Panamanian ownership fails to satisfy the minimum Panamanian ownership requirements for a Panamanian carrier under the applicable bilateral agreement, we may lose the benefit of that agreement and be prohibited from flying to the relevant country or over its territory. Any such determination would have a material adverse effect on our business, financial condition and results of operations, as well as on the value of the Class A Shares.

Our business is subject to extensive regulation which may restrict our growth or our operations or increase our costs.

Our business, financial condition and results of operations could be adversely affected if we or certain aviation authorities in the countries to which we fly fail to maintain the required foreign and domestic governmental authorizations necessary for our operations. In order to maintain the necessary authorizations issued by the AAC and other corresponding foreign authorities, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future. We cannot predict or control any actions that the AAC or foreign aviation regulators may take in the future, which could include restricting our operations or imposing new and costly regulations. Also, our fares are technically subject to review by the AAC and the regulators of certain other countries to which we fly, any of which may in the future impose restrictions on our fares.

We are also subject to international bilateral air transport agreements that provide for the exchange of air traffic rights between Panama and various other countries, and we must obtain permission from the applicable foreign governments to provide service to foreign destinations. There can be no assurance that existing bilateral agreements between the countries in which our airline operating companies are based and foreign governments will continue, or that we will be able to obtain more route rights under those agreements to accommodate our future expansion plans. A modification, suspension or revocation of one or more bilateral agreements could have a material adverse effect on our business, financial condition and results of operations. The suspension of our permits to operate to certain airports or destinations, the cancellation of any of our provisional routes or the imposition of other sanctions could also have a material adverse effect. In 2007, for example, our third daily frequency to Mexico City, which was under provisional permit, was not extended by the Mexican civil aviation authority. This development did not have a material adverse effect on our business, but it is indicative of the route changes to which we may be subject. Due to the nature of bilateral agreements, we can fly to many destinations only from Panama. We cannot assure you that a change in a foreign government’s administration of current laws and regulations or the adoption of new laws and regulations will not have a material adverse effect on our business, financial condition and results of operations.

We plan to continue to increase the scale of our operations and revenues by expanding our presence in new and existing routes. Our ability to successfully implement this strategy will depend upon many factors, several of which are outside our control or subject to change. These factors include the permanence of a suitable political, economic and regulatory environment in the Latin American countries in which we operate or intend to operate and our ability to identify strategic local partners.

The most active government regulator among the countries to which we fly is the U.S. Federal Aviation Administration, or FAA. The FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. FAA requirements cover, among other things, security measures, collision avoidance systems, airborne windshear avoidance systems, noise abatement and other environmental issues, and increased inspections and maintenance procedures to be conducted on older aircraft.

We expect to continue incurring expenses to comply with the FAA’s regulations, and any increase in the cost of compliance could have an adverse effect on our financial condition and results of operations. Additional new regulations continue to be regularly implemented by the U.S. Transportation Security Administration, or TSA, as well.

The growth of our operations to the United States and the benefits of our code-sharing arrangements with Continental are dependent on Panama’s continued favorable safety assessment.

The FAA periodically audits the aviation regulatory authorities of other countries. As a result of its investigation, each country is given an International Aviation Safety Assessment, or IASA, rating. In May 2001, Panama’s IASA rating was downgraded from Category 1 to Category 2 due to alleged deficiencies in Panamanian air safety standards and AAC’s capability to provide regulatory oversight. As a result of this downgrade, we were prevented from offering our Copa flights to any new destinations in the United States and from certifying new aircraft for flights to the United States, and Continental was no longer able to codeshare on our flights. In April 2004, after extensive investment by the Panamanian government in the AAC and consultations among Copa, the AAC and U.S. safety officials, Panama’s IASA rating was restored to Category 1. We cannot assure you that the government of Panama, and the AAC in particular, will continue to meet international safety standards, and we have no direct control over their compliance with IASA guidelines. If Panama’s IASA rating were to be downgraded in the future, it could prohibit us from increasing service to the United States and Continental would have to suspend the placing of its code on our flights, causing us to lose direct revenue from codesharing as well as reducing flight options to our customers.

We are highly dependent on our hub at Panama City’s Tocumen International Airport.

Our business is heavily dependent on our operations at our hub at Panama City’s Tocumen International Airport. Substantially all of our Copa flights either depart from or arrive at our hub. The hub-and-spoke structure of our operations is particularly dependent on the on-time arrival of tightly coordinated groupings of flights to ensure that passengers can make timely connections to continuing flights. Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, adverse weather conditions and increased security measures. Delays inconvenience passengers, reduce aircraft utilization and increase costs, all of which in turn negatively affect our profitability. A significant interruption or disruption in service at Tocumen International Airport could have a serious impact on our business, financial condition and operating results. Also, Tocumen International Airport provides international service to the Republic of Panama’s population of approximately 3.3 million, whereas the hub markets of our current competitors tend to be much larger, providing those competitors with a larger base of customers at their hub.

Tocumen International Airport is operated by a corporation that is controlled by the government of the Republic of Panama. We depend on our good working relationship with the quasi-governmental corporation that operates the airport to ensure that we have adequate access to aircraft parking positions, landing rights and gate assignments for our aircraft to accommodate our current operations and future plans for expansion. The corporation that operates Tocumen International Airport does not enter into any formal, written leases or other agreements with airlines that govern rights to use the airport’s jetways or aircraft parking spaces. Therefore, in connection with the ongoing or future expansion of the airport, the airport authority could assign new capacity to competing airlines or could reassign resources that are currently used by us to other aircraft operators. Either such event could result in significant new competition for our routes or could otherwise have a material adverse effect on our current operations or ability for future growth.

We are exposed to increases in landing charges and other airport access fees and cannot be assured access to adequate facilities and landing rights necessary to achieve our expansion plans.

We must pay fees to airport operators for the use of their facilities. Any substantial increase in airport charges could have a material adverse impact on our results of operations. Passenger taxes and airport charges have also increased in recent years, sometimes substantially. Certain important airports that we use may be privatized in the near future which is likely to result in significant cost increases to the airlines that use these airports. We cannot assure you that the airports used by us will not impose, or further increase, passenger taxes and airport charges in the future, and any such increases could have an adverse effect on our financial condition and results of operations.

Certain airports that we serve (or that we plan to serve in the future) are subject to capacity constraints and impose slot restrictions during certain periods of the day. We cannot assure you that we will be able to obtain a sufficient number of slots, gates and other facilities at airports to expand our services as we are proposing to do. It is also possible that airports not currently subject to capacity constraints may become so in the future. In addition, an airline must use its slots on a regular and timely basis or risk having those slots re-allocated to others. Where slots or other airport resources are not available or their availability is restricted in some way, we may have to amend our schedules, change routes or reduce aircraft utilization. Any of these alternatives could have an adverse financial impact on us.

Some of the airports to which we fly impose various restrictions, including limits on aircraft noise levels, limits on the number of average daily departures and curfews on runway use. In addition, we cannot assure you that airports at which there are no such restrictions may not implement restrictions in the future or that, where such restrictions exist, they may not become more onerous. Such restrictions may limit our ability to continue to provide or to increase services at such airports.

We have significant fixed financing costs and expect to incur additional fixed costs as we expand our fleet.

The airline business is characterized by high leverage, and we have a high level of indebtedness. We also have significant expenditures in connection with our operating leases and facility rental costs, and substantially all of our property and equipment is pledged to secure indebtedness. For the year ended December 31, 2007, our interest expense and aircraft and facility rental expense under operating leases aggregated $91.9 million. At December 31, 2007, approximately 42% of our total indebtedness bore interest at fixed rates, and a small portion of our lease obligations was determined with reference to LIBOR. Accordingly, our financing and rent expense will not decrease significantly if market interest rates decline.

As of December 31, 2007, we had firm commitments to purchase eight Boeing 737-Next Generation and four Embraer 190s, with an aggregate manufacturer’s list price of approximately $760.1 million. We have arranged for financing for a significant portion of the commitment relating to such aircraft and will require substantial capital from external sources to meet our remaining financial commitment. The acquisition and financing of these aircraft will likely result in a substantial increase in our leverage and fixed financing costs. A high degree of leverage and fixed payment obligations could:

•	limit our ability in the future to obtain additional financing for working capital or other important needs;

•	impair our liquidity by diverting substantial cash from our operating needs to service fixed financing obligations; or

•	limit our ability to plan for or react to changes in our business, in the airline industry or in general economic conditions.

Any one of these could have a material adverse effect on our business, financial condition and results of operations.

The cost of refinancing our debt and obtaining additional financing for new aircraft could increase significantly if the Export-Import Bank of the United States does not continue to guarantee our debt.

We currently finance our aircraft through bank loans and, to a lesser extent, operating leases and local bond offerings. In the past, we have obtained most of the financing for our Boeing aircraft purchases from commercial financial institutions utilizing guarantees provided by the Export-Import Bank of the United States. The Export-Import Bank provides guarantees to companies that purchase goods from U.S. companies for export, enabling them to obtain financing at substantially lower interest rates as compared to those that they could obtain without a guarantee. The Export-Import Bank will not be able to provide similar guarantees in connection with financing for our aircraft purchases from Embraer since those aircraft are not exports from the United States. At December 31, 2007, we had $390.7 million of outstanding indebtedness that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank. We cannot predict whether the Export-Import Bank’s credit support will continue to be available to us to fund future purchases of Boeing aircraft. The Export-Import Bank may in the future limit its exposure to Panama-based companies, to our airline or to airlines generally, or may encourage us to diversify our credit sources by limiting future guarantees. Similarly, we cannot assure you that we will be able to continue to raise financing from past sources, or from other sources, on terms comparable to our existing financing. In addition, the ongoing uncertainty in the credit markets of the United States could tighten the availability of credit and impact our ability to obtain lease or debt financing on terms attractive to us, or at all, in the future. If we are unable to obtain financing, we may be forced to modify our aircraft acquisition plans or to incur higher than anticipated financing costs, which could have an adverse impact on the execution of our growth strategy and business.

Our existing debt financing agreements and our aircraft operating leases contain restrictive covenants that impose significant operating and financial restrictions on us.

Our aircraft financing loans and operating leases and the instruments governing our other indebtedness contain a number of significant covenants and restrictions that limit our ability and our subsidiaries’ ability to:

•	create material liens on our assets;

•	take certain actions that may impair creditors’ rights to our aircraft;

•	sell assets or engage in certain mergers or consolidations; and

•	engage in other specified significant transactions.

In addition, several of our aircraft financing agreements require us to maintain compliance with specified financial ratios and other financial and operating tests. For example, our access to certain borrowings under our aircraft financing arrangements is conditioned upon our maintenance of minimum debt service coverage and capitalization ratios. Complying with these covenants may cause us to take actions that make it more difficult to execute successfully our business strategy, and we may face competition from companies not subject to such restrictions. Moreover, our failure to comply with these covenants could result in an event of default or refusal by our creditors to extend certain of our loans.

If we were to determine that our aircraft, rotable parts or inventory were impaired, it would have a significant adverse effect on our operating results.

We perform impairment reviews when there are particular risks of impairment or other indicators described in Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in order to determine whether we need to reduce the carrying value of our aircraft and related assets with a related charge to our earnings. In addition to the fact that the value of our fleet declines as it ages, any potential excess capacity in the airline industry, airline bankruptcies and other factors beyond our control may further contribute to the decline of the fair market value of our aircraft and related rotable parts and inventory. If such impairment does occur, we would be required under U.S. GAAP to write down these assets to their estimated fair market value through a charge to earnings. A significant charge to earnings would adversely affect our financial condition and operating results. In addition, the interest rates on and the availability of certain of our aircraft financing loans are tied to the value of the aircraft securing the loans. If those values were to decrease substantially, our interest rates may rise or the lenders under those loans may cease extending credit to us, either of which could have an adverse impact on our financial condition and results of operations.

We rely on information technology systems, and we may become more dependent on such systems in the future.

We rely upon information technology systems to operate our business and increase our efficiency. We are highly reliant on certain critical systems, such as the Sceptre and Visaer systems for maintenance, the “SHARES”

computer reservation and check-in system and the Airmax revenue management system. Other systems are designed to decrease distribution costs through Internet reservations and to maximize cargo distributions. These systems may not deliver their anticipated benefits. Also, in transitioning to new systems we may lose data or experience interruptions in service, which could harm our business.

Our quarterly results can fluctuate substantially, and the trading price of our Class A Shares may be affected by such variations.

The airline industry is by nature cyclical and seasonal, and our operating results may vary from quarter to quarter. We tend to experience the highest levels of traffic and revenue in July and August, with a smaller peak in traffic in December and January. In general, demand for air travel is higher in the third and fourth quarters, particularly in international markets, because of the increase in vacation travel during these periods relative to the remainder of the year. We generally experience our lowest levels of passenger traffic in April and May. Given our high proportion of fixed costs, seasonality can affect our profitability from quarter to quarter. Demand for air travel is also affected by factors such as economic conditions, war or the threat of war, fare levels and weather conditions.

Due to the factors described above and others described in this annual report, quarter-to-quarter comparisons of our operating results may not be good indicators of our future performance. In addition, it is possible that in any quarter our operating results could be below the expectations of investors and any published reports or analyses regarding our company. In that event, the price of our Class A Shares could decline, perhaps substantially.

Our reputation and financial results could be harmed in the event of an accident or incident involving our aircraft.

An accident or incident involving one of our aircraft could involve significant claims by injured passengers and others, as well as significant costs related to the repair or replacement of a damaged aircraft and its temporary or permanent loss from service. A short time prior to our acquisition of AeroRepública, one of its aircraft slid off of a runway in an accident without serious injuries to passengers; although, the aircraft was severely damaged and declared a total loss by its insurers. More recently, in July of 2007, one of our AeroRepública Embraer 190s overran a wet runway in Santa Marta, Colombia. The accident did not cause any serious injuries but the aircraft sustained damages causing its permanent removal from service. We are required by our creditors and the lessors of our aircraft under our operating lease agreements to carry liability insurance, but the amount of such liability insurance coverage may not be adequate and we may be forced to bear substantial losses in the event of any future accident. Our insurance premiums may also increase due to an accident or incident affecting one of our aircraft. Substantial claims resulting from an accident in excess of our related insurance coverage or increased premiums would harm our business and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause the public to perceive us as less safe or reliable than other airlines which could harm our business and results of operations. Our business would also be significantly harmed if the public avoids flying our aircraft due to an adverse perception of the types of aircraft that we operate arising from safety concerns or other problems, whether real or perceived, or in the event of an accident involving those types of aircraft.

Fluctuations in foreign exchange rates could negatively affect our net income.

In 2007, approximately 69% of our expenses and 40% of our revenues were denominated in U.S. dollars. The remainder of our expenses and revenues were denominated in the currencies of the various countries to which we fly, with the largest non-dollar amount denominated in Colombian Pesos. As a result of the acquisition of AeroRepública in April 2005, we have an increased exposure to the Colombian Peso. If any of these currencies decline in value against the U.S. dollar, our revenues, expressed in U.S. dollars, and our operating margin would be adversely affected. We may not be able to adjust our fares denominated in other currencies to offset any increases in U.S. dollar-denominated expenses, increases in interest expense or exchange losses on fixed obligations or indebtedness denominated in foreign currency. Copa currently does not hedge the risk of fluctuation in foreign exchange rates. AeroRepública currently has hedges in place with respect to some of its U.S. dollar / Colombian Peso exposure. Although we benefited from currency fluctuations in 2007, we are exposed to exchange rate losses, as well as gains, due to the fluctuation in the value of local currencies vis-à-vis the U.S. dollar during the period of time (typically between 1 to 2 weeks) between the time we are paid in local currencies and the time we are able to repatriate the revenues in U.S. dollars.

Our maintenance costs will increase as Copa’s fleet ages and as we perform maintenance on AeroRepública’s older fleet.

Because the average age of Copa’s aircraft was approximately 3.7 years as of December 31, 2007, the fleet requires less maintenance now than it will in the future. We have incurred a low level of maintenance expenses in recent years because most of the parts on Copa’s aircraft were still covered under multi-year warranties. Our maintenance costs will increase significantly, both on an absolute basis and as a percentage of our operating expenses as our fleet ages and these warranties expire.

AeroRepública’s fleet is considerably older than Copa’s fleet, having an average age of 7.4 years as of December 31, 2007. The MD-80 aircraft operated by AeroRepública will likely be less reliable than Copa’s newer aircraft and can be expected to require significantly greater expenditures on maintenance, which may lead to an overall increase in our consolidated operating expenses.

If we enter into a prolonged dispute with any of our employees, many of whom are represented by unions, or if we are required to increase substantially the salaries or benefits of our employees, it may have an adverse impact on our operations and cash flows.

Approximately 49% of the Company’s employees belong to a labor union. There are currently five unions covering our Copa employees based in Panama: the pilots’ union; the flight attendants’ union; the mechanics’ union; the traffic attendants’ union; and a generalized union, which represents baggage handlers, aircraft cleaners, counter agents, and other non-executive administrative staff. Copa entered into new collective bargaining agreements with its general union on October 26, 2005, its flight attendants’ union on April 3, 2006 and its pilot union in November 2007. After extensive negotiations which did not lead to a mutually satisfactory resolution, Copa and the mechanics’ union entered into a government-mandated arbitration, and a collective bargaining agreement was agreed to on March 29, 2006 as a result of such arbitration proceedings. Previously, Copa has not had to resort to arbitration to resolve negotiations with its unions. Collective bargaining agreements in Panama are typically between three and four year terms. We also have union contracts with our Copa employees in Brazil and Mexico. AeroRepública is a party to collective bargaining agreements that cover all of AeroRepública’s 151 pilots and co-pilots and all of AeroRepública’s 196 flight attendants. A strike, work interruption or stoppage or any prolonged dispute with our employees who are represented by any of these unions could have an adverse impact on our operations. These risks are typically exacerbated during periods of renegotiation with the unions. Any renegotiated collective bargaining agreement could feature significant wage increases and a consequent increase in our operating expenses. Employees outside of Panama that are not currently members of unions may also form new unions that may seek further wage increases or benefits.

Our business is labor intensive. We expect salaries, wages and benefits to increase on a gross basis, and these costs could increase as a percentage of our overall costs. If we are unable to hire, train and retain qualified pilots and other employees at a reasonable cost, our business could be harmed and we may be unable to complete our expansion plans.

Our investment in AeroRepública may not generate the benefits we sought when we purchased the company.

In the second quarter of 2005, we purchased AeroRepública, a Colombian airline currently providing point-to-point service among 12 cities in Colombia and to Panama City. AeroRepública’s results of operations are highly sensitive to competitive conditions in the Colombian domestic air travel market. AeroRepública’s rapid growth in recent years came during a period in which the domestic market leader, Aerovías del Continente Americano S.A. (Avianca), experienced severe financial difficulties that resulted in its bankruptcy and the exit from the market of several other competitors. Avianca has emerged from bankruptcy with new management and an improved financial condition. It is therefore likely that AeroRepública will face stronger competition in the future than it has in recent years, and its prior results may not be indicative of its future performance.

AeroRepública’s results of operations are significantly less profitable than those of Copa. While AeroRepública recorded net income of $9.7 million in 2007, AeroRepública has experienced losses in recent periods and may have continuing net losses in future fiscal periods. We may not be able to achieve the cost savings and other improvements we seek at AeroRepública, and our failure to do so would harm our consolidated operating margins and results of operations. Our investment in AeroRepública is subject to many risks and uncertainties that will ultimately determine whether the acquisition will continue to increase our overall profitability.

The integration of AeroRepública into our business may require a significant amount of our management’s time and distract our management from our core operations.

Although we believe that our acquisition of AeroRepública represents an attractive opportunity, substantial resources are needed to implement our plan to improve its profitability. Implementation of our plan is subject to many uncertainties and may eventually require us to dedicate a potentially significant portion of our limited management resources to this effort. Inconsistencies in standards, internal controls, procedures, policies, business cultures and compensation structures between Copa and AeroRepública, and the need to implement, coordinate and harmonize various business-specific operating procedures and systems, as well as the financial, accounting, information and other systems of Copa and AeroRepública, may result in substantial costs and may divert a substantial amount of our management’s resources from our core international operations. Diversion of Copa’s resources could materially and negatively affect our financial condition and results of operations.

Our revenues depend on our relationship with travel agents and tour operators.

In 2007, approximately 56% of our revenues were derived from tickets sold by travel agents or tour operators. We cannot assure you that we will be able to maintain favorable relationships with these ticket sellers. Our revenues could be adversely impacted if travel agents or tour operators elect to favor other airlines or to disfavor us. Our relationship with travel agents and tour operators may be affected by:

•	the size of commissions offered by other airlines;

•	changes in our arrangements with other distributors of airline tickets; and

•	the introduction and growth of new methods of selling tickets.

We rely on third parties to provide our customers and us with facilities and services that are integral to our business.

We have entered into agreements with third-party contractors to provide certain facilities and services required for our operations, such as heavy aircraft and engine maintenance; call center services; and catering, ground handling, cargo and baggage handling, or “below the wing” aircraft services. For example, at airports other than Tocumen International Airport, all of the “below the wing” aircraft services for Copa flights are performed by contractors. AeroRepública contracts ground handling equipment in eleven of the thirteen cities it serves and has contracted labor for “below the wing” tasks in eleven of the thirteen cities. Overhaul maintenance and “C-checks” for Copa are handled by contractors in the United States, Panama and Costa Rica, and some line maintenance for Copa is handled at certain airports by contract workers rather than our employees. Substantially all of our agreements with third-party contractors are subject to termination on short notice. The loss or expiration of these agreements or our inability to renew these agreements or to negotiate new agreements with other providers at comparable rates could harm our business and results of operations. Further, our reliance on third parties to provide essential services on our behalf gives us less control over the costs, efficiency, timeliness and quality of those services. A contractor’s negligence could compromise our aircraft or endanger passengers and crew. This could also have a material adverse effect on our business. We expect to be dependent on such agreements for the foreseeable future and if we enter any new market, we will need to have similar agreements in place.

We depend on a limited number of suppliers for our aircraft and engines.

One of the elements of our business strategy is to save costs by operating a simplified aircraft fleet. Copa currently operates the Boeing 737-700/800 Next Generation aircraft powered by CFM 56-7B engines from CFM

International and the Embraer 190, powered by General Electric CF 34-10 engines. AeroRepública currently operates the Embraer 190, powered by General Electric CF 34-10 engines and MD-80 fleet powered by Pratt & Whitney JT8D-219 engines. We currently intend to continue to rely exclusively on these aircraft for the foreseeable future. If any of Boeing, Embraer, CFM International or GE Engines were unable to perform their contractual obligations, or if we are unable to acquire or lease new aircraft or engines from aircraft or engine manufacturers or lessors on acceptable terms, we would have to find another supplier for a similar type of aircraft or engine.

If we have to lease or purchase aircraft from another supplier, we could lose the benefits we derive from our current fleet composition. We cannot assure you that any replacement aircraft would have the same operating advantages as the Boeing 737-700/800 Next Generation or Embraer 190 aircraft that would be replaced or that Copa could lease or purchase engines that would be as reliable and efficient as the CFM 56-7B and GE CF34-10. We may also incur substantial transition costs, including costs associated with retraining our employees, replacing our manuals and adapting our facilities. Our operations could also be harmed by the failure or inability of Boeing, Embraer, CFM International or GE Engines to provide sufficient parts or related support services on a timely basis.

Our business would be significantly harmed if a design defect or mechanical problem with any of the types of aircraft or components that we operate were discovered that would ground any of our aircraft while the defect or problem was corrected, assuming it could be corrected at all. The use of our aircraft could be suspended or restricted by regulatory authorities in the event of any actual or perceived mechanical or design problems. Our business would also be significantly harmed if the public began to avoid flying with us due to an adverse perception of the types of aircraft that we operate stemming from safety concerns or other problems, whether real or perceived, or in the event of an accident involving those types of aircraft or components. Carriers that operate a more diversified fleet are better positioned than we are to manage such events.

We are dependent on key personnel.

Our success depends to a significant extent upon the efforts and abilities of our senior management team and key financial, commercial, operating and maintenance personnel. In particular, we depend on the services of our senior management team, including Pedro Heilbron, our Chief Executive Officer, Victor Vial, our Chief Financial Officer, Lawrence Ganse, our Chief Operating Officer, and Daniel Gunn, our Vice-President, Planning. Competition for highly qualified personnel is intense, and the loss of any executive officer, senior manager or other key employee without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect upon our business, operating results and financial condition.

Our operations in Cuba, which has been identified by the U.S. Department of State as a state sponsor of terrorism, may adversely affect our reputation and the liquidity and value of our Class A Shares.

We currently operate approximately six daily departures to and from Cuba which provide passenger, cargo and mail transportation service. For the year ended December 31, 2007, our transported passengers to and from Cuba represented approximately 4.2% of our total passengers carried. Our operating revenues from Cuban operations during the year ended December 31, 2007 represented approximately 6.5% of our total consolidated operating revenues for such year. Our assets located in Cuba are insignificant.

Cuba has been identified by the United States government as a state sponsor of terrorism, and the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC) administers and enforces economic and trade sanctions based on U.S. foreign policy against Cuba and certain other targeted foreign countries. You should understand that our overall business reputation may suffer as a result of our activities in Cuba, particularly if such activities grow in the future. Certain U.S. states have recently enacted legislation regarding investments by pension funds and other retirement systems in companies, such as ours, that have business activities with Cuba and other countries that have been identified as terrorist-sponsoring states. Similar legislation may be pending in other states. As a result, pension funds and other retirement systems may be subject to new reporting requirements and other burdensome restrictions with respect to investments in companies such as ours. Pension funds and similar institutions represent an important source of demand for our shares, and if their willingness to invest in and hold our shares were to diminish as a result of any such requirements or restrictions, or for any other reason, it would likely have a material adverse effect on the liquidity and value of our Class A Shares.

Risks Relating to the Airline Industry

The airline industry is highly competitive.

We face intense competition throughout our route network. Overall airline industry profit margins are low and industry earnings are volatile. Airlines compete in the areas of pricing, scheduling (frequency and flight times), on-time performance, frequent flyer programs and other services. We compete with a number of other airlines that currently serve some of the routes on which we operate, including Grupo TACA, American Airlines Inc., Delta Air Lines, Mexicana and Avianca. Some of our competitors, such as American Airlines, have larger customer bases and greater brand recognition in the markets we serve outside Panama, and some of our competitors have significantly greater financial and marketing resources than we have. Airlines based in other countries may also receive subsidies, tax incentives or other state aid from their respective governments, which are not provided by the Panamanian government. The commencement of, or increase in, service on the routes we serve by existing or new carriers could negatively impact our operating results. Likewise, competitors’ service on routes that we are targeting for expansion may make those expansion plans less attractive.

We must constantly react to changes in prices and services offered by our competitors to remain competitive. The airline industry is highly susceptible to price discounting, particularly because airlines incur very low marginal costs for providing service to passengers occupying otherwise unsold seats. Carriers use discount fares to stimulate traffic during periods of lower demand to generate cash flow and to increase market share. Any lower fares offered by one airline are often matched by competing airlines, which often results in lower industry yields with little or no increase in traffic levels. Price competition among airlines in the future could lead to lower fares or passenger traffic on some or all of our routes, which could negatively impact our profitability. We cannot assure you that any of our competitors will not undercut our fares in the future or increase capacity on routes in an effort to increase their respective market share. Although we intend to compete vigorously and to assert our rights against any predatory conduct, such activity by other airlines could reduce the level of fares or passenger traffic on our routes to the point where profitable levels of operations could not be maintained. Due to our smaller size and financial resources compared to several of our competitors, we may be less able to withstand aggressive marketing tactics or fare wars engaged in by our competitors should such events occur.

We may face increasing competition from low-cost carriers offering discounted fares.

Traditional hub-and-spoke carriers in the United States and Europe have in recent years faced substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest demand city pairs, high aircraft utilization, single class service and fewer in-flight amenities. As evidenced by the operations of Gol Intelligent Airlines Inc., or Gol, which continues to grow both in Brazil as well as in other South American countries, Spirit, which has begun to serve Latin America from Fort Lauderdale, JetBlue, which has obtained route rights to fly from Orlando to Bogota, and a number of low-cost carriers which have recently launched or are planning to start service in Mexico, among others, the low-cost carrier business model appears to be gaining acceptance in the Latin American aviation industry. As a result, we may face new and substantial competition from low-cost carriers in the future which could result in significant and lasting downward pressure on the fares we charge for flights on our routes.

Significant changes or extended periods of high fuel costs or fuel supply disruptions could materially affect our operating results.

Fuel costs constitute a significant portion of our total operating expenses, representing approximately 29.9% of our operating expenses in 2005, 31.8% in 2006 and 32.0% in 2007. Our fuel prices increased significantly in 2007 and are likely to increase further. As a result, substantial increases in fuel costs may materially and adversely affect our operating results. Jet fuel costs have been subject to wide fluctuations as a result of increases in demand, sudden disruptions in and other concerns about global supply, as well as market speculation. Both the cost and availability of fuel are subject to many economic, political, weather, environmental and other factors and events occurring throughout the world that we can neither control nor accurately predict, including international political and economic circumstances such as the political instability in major oil-exporting countries in Latin America, Africa and Asia. Although we have entered into hedging agreements for a portion of our fuel needs through the first quarter of 2009 to hedge against fuel price volatility, these agreements provide only limited protection against future increases in the price of fuel, and we may discontinue such agreements in the future. Our current or future arrangements will not be adequate to protect us from further increases in the price of fuel, and fuel prices are likely to increase above their current levels and may do so in the near future. Indeed, numerous market experts and analysts have predicted that fuel prices can be expected to increase further, perhaps significantly, from their already high levels. If a future fuel supply shortage were to arise as a result of production curtailments by the Organization of the Petroleum Exporting Countries, or OPEC, a disruption of oil imports, supply disruptions resulting from severe weather or natural disasters, the continued unrest in Iraq, other conflicts in the Middle East or otherwise, higher fuel prices or further reductions of scheduled airline services could result. Significant increases in fuel costs would materially and negatively affect our operating results. We cannot assure you that we would be able to offset any increases in the price of fuel by increasing our fares.

We may experience difficulty finding, training and retaining pilots and other employees.

The airline industry is currently experiencing a pilot shortage caused by extraordinary air traffic growth in the Persian Gulf, China and India; the rise of lucrative low-cost carriers in Europe and Asia; and the sustained recovery of the U.S. airlines from the industry recession caused by the September 11 terrorist attacks. This worldwide shortage of pilots disproportionately affects smaller and regional carriers. An inability to attract and retain pilots may adversely affect our growth strategy by limiting our ability to add new routes or increase the frequency of existing routes.

The airline industry is a labor-intensive business. We employ a large number of flight attendants, maintenance technicians and other operating and administrative personnel. The airline industry has, from time to time, experienced a shortage of qualified personnel. In addition, as is common with most of our competitors, we may, from time to time, face considerable turnover of our employees. Should the turnover of employees sharply increase, our training costs will be significantly higher. We cannot assure you that we will be able to recruit, train and retain the qualified employees that we need to continue our current operations or replace departing employees. A failure to hire and retain qualified employees at a reasonable cost could materially adversely affect our business, financial condition and results of operations.

Because the airline industry is characterized by high fixed costs and relatively elastic revenues, airlines cannot quickly reduce their costs to respond to shortfalls in expected revenue.

The airline industry is characterized by low gross profit margins, high fixed costs and revenues that generally exhibit substantially greater elasticity than costs. The operating costs of each flight do not vary significantly with the number of passengers flown and, therefore, a relatively small change in the number of passengers, fare pricing or traffic mix could have a significant effect on operating and financial results. These fixed costs cannot be adjusted quickly to respond to changes in revenues and a shortfall from expected revenue levels could have a material adverse effect on our net income.

Airline bankruptcies could adversely affect the industry.

Since September 11, 2001, several air carriers have sought to reorganize under Chapter 11 of the United States Bankruptcy Code, including some of our competitors such as Avianca and Delta. Successful completion of such reorganizations could present us with competitors with significantly lower operating costs derived from labor, supply and financing contracts renegotiated under the protection of the Bankruptcy Code. For example, Avianca emerged from bankruptcy with a significantly improved financial condition. In addition, air carriers involved in reorganizations have historically undertaken substantial fare discounting in order to maintain cash flows and to enhance continued customer loyalty. Such fare discounting could further lower yields for all carriers, including us. Further, the market value of aircraft would likely be negatively impacted if a number of air carriers seek to reduce capacity by eliminating aircraft from their fleets.

Our business may be adversely affected by downturns in the airline industry caused by terrorist attacks, war or outbreak of disease, which may alter travel behavior or increase costs.

Demand for air transportation may be adversely affected by terrorist attacks, war or political and social instability, epidemics, natural disasters and other events. Any of these events in the markets in which we operate could have a material impact on our business, financial condition and results of operations. Furthermore, these types of situations could have a prolonged effect on air transportation demand and on certain cost items.

For example, the terrorist attacks in the United States on September 11, 2001 had a severe adverse impact on the airline industry. Airline traffic in the United States fell dramatically after the attacks and decreased less severely throughout Latin America. Our revenues depend on the number of passengers traveling on our flights. Therefore, any future terrorist attacks or threat of attacks, whether or not involving commercial aircraft, any increase in hostilities relating to reprisals against terrorist organizations or otherwise and any related economic impact could result in decreased passenger traffic and materially and negatively affect our business, financial condition and results of operations.

The combination of continued instability in the aftermath of the Iraq war and the public’s concerns about the possibility of an outbreak of a disease that can be spread by fellow commercial air passengers (such as avian flu or Severe Acute Respiratory Syndrome) has continued to have a negative impact on the public’s willingness to travel by air. It is impossible to determine if and when such adverse effects will abate and whether they will further decrease demand for air travel, which could materially and negatively affect our business, financial condition and results of operations.

Increases in insurance costs and/or significant reductions in coverage would harm our business, financial condition and results of operations.

Following the 2001 terrorist attacks, premiums for insurance against aircraft damage and liability to third parties increased substantially, and insurers could reduce their coverage or increase their premiums even further in the event of additional terrorist attacks, hijackings, airline crashes or other events adversely affecting the airline industry abroad or in Latin America. In the future, certain aviation insurance could become unaffordable, unavailable or available only for reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage required by aircraft lenders and lessors or applicable government regulations. While governments in other countries have agreed to indemnify airlines for liabilities that they might incur from terrorist attacks or provide low-cost insurance for terrorism risks, the Panamanian government has not indicated an intention to provide similar benefits to us. Increases in the cost of insurance may result in both higher fares and a decreased demand for air travel generally, which could materially and negatively affect our business, financial condition and results of operations.

Failure to comply with applicable environmental regulations could adversely affect our business.

Our operations are covered by various local, national and international environmental regulations. These regulations cover, among other things, emissions to the atmosphere, disposal of solid waste and aqueous effluents, aircraft noise and other activities that result from the operation of aircraft. Future operations and financial results may vary as a result of such regulations. Compliance with these regulations and new or existing regulations that may be applicable to us in the future could increase our cost base and adversely affect our operations and financial results.

Risks Relating to Panama and our Region

Our performance is heavily dependent on economic conditions in the countries in which we do business.

Passenger demand is heavily cyclical and highly dependent on global and local economic growth, economic expectations and foreign exchange rate variations. In the past, we have been negatively impacted by poor economic performance in certain emerging market countries in which we operate. Any of the following developments in the countries in which we operate could adversely affect our business, financial condition and results of operations:

•	changes in economic or other governmental policies;

•	changes in regulatory, legal or administrative practices; or

•	other political or economic developments over which we have no control.

Additionally, a significant portion of our revenues is derived from discretionary and leisure travel which are especially sensitive to economic downturns. A worsening of economic conditions could result in a reduction in passenger traffic, and leisure travel in particular, which in turn would materially and negatively affect our financial condition and results of operations. Any perceived weakening of economic conditions in this region could likewise negatively affect our ability to obtain financing to meet our future capital needs in international capital markets.

We are highly dependent on conditions in Panama.

A substantial portion of our assets are located in the Republic of Panama, a significant proportion of our customers are Panamanian, and substantially all of Copa’s flights operate through our hub at Tocumen International Airport. As a result, we depend on economic and political conditions prevailing from time to time in Panama. Panama’s economic conditions in turn highly depend on the continued profitability and economic impact of the Panama Canal. Control of the Panama Canal and many other assets were transferred from the United States to Panama in 1999 after nearly a century of U.S. control. Political events in Panama may significantly affect our operations. Although the Panamanian government is democratically elected and the Panamanian political climate is currently stable, Panamanian elections will be held in 2009 and we cannot assure you that current conditions will continue under a new administration. If the Panamanian economy experiences a recession or a reduction in its economic growth rate, or if Panama experiences significant political disruptions, our business, financial condition and results of operations could be materially and negatively affected.

We have paid low taxes in the past, and any increase in the taxes we or our shareholders pay in Panama or the other countries where we do business would adversely affect the value of our Class A Shares.

We cannot assure you that we will not be subject to additional taxes in the future or that current taxes will not be increased. Our provision for income taxes was $9.6 million, $12.3 million and $17.1 million in the years ended December 31, 2005, 2006 and 2007, which represented an effective income tax rate of 10.4%, 8.4% and 9.6% for the respective periods. We are subject to local tax regulations in each of the jurisdictions where we operate, the great majority of which are related to the taxation of income. In some of the countries to which we fly, we do not pay any income taxes, because we do not generate income under the laws of those countries either because they do not have income tax or because of treaties or other arrangements those countries have with Panama. In the remaining countries, we pay income tax at a rate ranging from 25% to 34% of income. Different countries calculate income in different ways, but they are typically derived from sales in the applicable country multiplied by our net margin or by a presumed net margin set by the relevant tax legislation. The determination of our taxable income in several countries is based on a combination of revenues sourced to each particular country and the allocation of expenses of our operations to that particular country. The methodology for multinational transportation company sourcing of revenue and expense is not always specifically prescribed in the relevant tax regulations, and therefore is subject to interpretation by both us and the respective taxing authorities. Additionally, in some countries, the applicability of certain regulations governing non-income taxes and the determination of our filing status are also subject to interpretation. We cannot estimate the amount, if any, of potential tax liabilities that might result if the allocations, interpretations and filing positions used by us in our tax returns were challenged by the taxing authorities of one or more countries. The low rate at which we pay income tax has been critical to our profitability in recent years and if it were to increase, our financial performance and results of operations would be materially and adversely affected. Due to the competitive revenue environment, many increases in fees and taxes have been absorbed by the airline industry rather than being passed on to the passenger. Any such increases in our fees and taxes may reduce demand for air travel and thus our revenues.

In the past, our expenses attributable to operations in Panama have consistently exceeded our revenues attributable to operations in Panama. As a result, we have typically experienced losses for Panamanian income tax purposes and were not subject to any income tax obligations. Beginning in 2004, we adopted an alternate method of calculating income tax in Panama. Under this alternative method, allocation of revenues for operations in Panama is based on a general territorial principle, not specifically defined in the tax regulations. If the Panamanian tax authorities do not agree with our methods of allocating revenues, we may be subject to additional tax liability. Airlines in Panama are currently not subject to any taxes relating specifically to the airline industry other than the 4% tax collected from passengers on tickets sold in Panama for the benefit of the Panamanian Tourism Bureau.

Any future change in the Panamanian tax law increasing the taxes payable by us could have materially adverse effects on our business, financial condition and result of operations.

Political unrest and instability in Colombia may adversely affect our business and the market price of our Class A Shares.

We completed our acquisition of AeroRepública in the second quarter of 2005. Almost all of AeroRepública’s scheduled operations are conducted within Colombia. As a result, AeroRepública’s results of operations are highly sensitive to macroeconomic and political conditions prevailing in Colombia, which have been highly volatile and unstable and may continue to be so for the foreseeable future. In addition, terrorism and violence have plagued Colombia in the past. Continuing guerrilla activity could cause political unrest and instability in Colombia, which could adversely affect AeroRepública’s financial condition and results of operations. The threat of terrorist attacks could impose additional costs on us, including enhanced security to protect our aircraft, facilities and personnel against possible attacks as well as increased insurance premiums. As a result, we may encounter significant unanticipated problems at AeroRepública, which could have a material adverse effect on our consolidated financial condition and results of operations.

Risks Relating to Our Class A Shares

The value of our Class A Shares may be adversely affected by ownership restrictions on our capital stock and the power of our board of directors to take remedial actions to preserve our operating license and international route rights by requiring sales of certain outstanding shares or issuing new stock.

Pursuant to the Panamanian Aviation Act, as amended and interpreted to date, and certain of the bilateral treaties affording us the right to fly to other countries, we are required to be “substantially owned” and “effectively controlled” by Panamanian nationals. Our failure to comply with such requirements could result in the loss of our Panamanian operating license and/or our right to fly to certain important countries. Our Articles of Incorporation (Pacto Social) give special powers to our independent directors to take certain significant actions to attempt to ensure that the amount of shares held in us by non-Panamanian nationals does not reach a level which could jeopardize our compliance with Panamanian and bilateral ownership and control requirements. If our independent directors determine it is reasonably likely that we will be in violation of these ownership and control requirements and our Class B shares represent less than 10% of our total outstanding capital stock (excluding newly issued shares sold with the approval of our independent directors committee), our independent directors will have the power to issue additional Class B shares or Class C shares with special voting rights solely to Panamanian nationals. See “Description of Capital Stock.”

If any of these remedial actions are taken, the trading price of the Class A Shares may be materially and adversely affected. An issuance of Class C shares could have the effect of discouraging certain changes of control of Copa Holdings or may reduce any voting power that the Class A Shares enjoy prior to the Class C share issuance. There can be no assurance that we would be able to complete an issuance of Class B shares to Panamanian nationals. We cannot assure you that restrictions on ownership by non-Panamanian nationals will not impede the development of an active public trading market for the Class A Shares, adversely affect the market price of the Class A Shares or materially limit our ability to raise capital in markets outside of Panama in the future.

Our controlling shareholder has the ability to direct our business and affairs, and its interests could conflict with yours.

All of our Class B shares, representing approximately 29.2% of the economic interest in Copa Holdings and all of the voting power of our capital stock, are owned by CIASA. CIASA is in turn controlled by a group of Panamanian investors. In order to comply with the Panamanian Aviation Act, as amended and interpreted to date, we have amended our organizational documents to modify our share capital so that CIASA will continue to exercise voting control of Copa Holdings. CIASA will not be able to transfer its voting control unless control of our company will remain with Panamanian nationals. CIASA will maintain voting control of the company so long as CIASA continues to own a majority of our Class B shares and the Class B shares continue to represent more than 10% of our total share capital (excluding newly issued shares sold with the approval of our independent directors committee). Even after CIASA ceases to own the majority of the voting power of our capital stock, CIASA may continue to control our board of directors indirectly through its control of our Nominating and Corporate Governance Committee. As the controlling shareholder, CIASA may direct us to take actions that could be contrary to your interests and under certain circumstances CIASA will be able to prevent other shareholders, including you, from blocking these actions. Also, CIASA may prevent change of control transactions that might otherwise provide you with an opportunity to dispose of or realize a premium on your investment in our Class A Shares.

The Class A Shares will only be permitted to vote in very limited circumstances and may never have full voting rights.

The holders of Class A Shares have no right to vote at our shareholders’ meetings except with respect to corporate transformations of Copa Holdings, mergers, consolidations or spin-offs of Copa Holdings, changes of corporate purpose, voluntary delistings of the Class A Shares from the NYSE, the approval of nominations of our independent directors and amendments to the foregoing provisions that adversely affect the rights and privileges of any Class A Shares. The holders of Class B shares have the power, subject to our shareholders’ agreement with Continental, to elect the board of directors and to determine the outcome of all other matters to be decided by a vote of shareholders. Class A Shares will not have full voting rights unless the Class B shares represent less than 10% of our total capital stock (excluding newly issued shares sold with the approval of our independent directors committee). See “Description of Capital Stock.” We cannot assure you that the Class A Shares will ever carry full voting rights.

Substantial future sales of our Class A Shares could cause the price of the Class A Shares to decrease.

CIASA owns all of our Class B shares, and those Class B shares will be converted into Class A Shares if they are sold to non-Panamanian investors. In connection with our initial public offering in December 2005, Continental and CIASA reduced their ownership of our total capital stock from 49% to approximately 27.3% and from 51% to approximately 29.2%, respectively. In a follow-on offering in June 2006, Continental further reduced its ownership of our total capital stock from 27.3% to 10.0%.%. In this offering and, if the over-allotment is not exercised by the underwriters, in one or more subsequent transactions, Continental intends to sell all of its remaining interest in our Class A Shares. CIASA holds registration rights with respect to a significant portion of its shares pursuant to a registration rights agreement entered into in connection with our initial public offering. The market price of our Class A Shares could drop significantly if CIASA further reduces its investment in us, other significant holders of our shares sell a significant number of shares or if the market perceives that significant holders intend to sell them.

Holders of our common stock are not entitled to preemptive rights, and as a result you may experience substantial dilution upon future issuances of stock by us.

Under Panamanian law and our organizational documents, holders of our Class A Shares are not entitled to any preemptive rights with respect to future issuances of capital stock by us. Therefore, unlike companies organized under the laws of many other Latin American jurisdictions, we will be free to issue new shares of stock to other parties without first offering them to our existing shareholders. In the future we may sell Class A or other shares to persons other than our existing shareholders at a lower price than the shares being sold in this offering and as a result you may experience substantial dilution of your interest in us.

You may not be able to sell our Class A Shares at the price or at the time you desire because an active or liquid market for the Class A Shares may not continue.

Our Class A Shares are listed on the NYSE. During the three months ended March 31, 2008, the average daily trading volume for our Class A Shares as reported by the NYSE was approximately 454,244 shares. We cannot predict whether an active liquid public trading market for our Class A Shares will be sustained. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for our investors. The liquidity of a securities market is often affected by the volume of shares publicly held by unrelated parties.

Our board of directors may, in its discretion, amend or repeal our dividend policy. You may not receive the level of dividends provided for in the dividend policy or any dividends at all.

Our board of directors has adopted a dividend policy that provides for the payment of dividends to shareholders equal to approximately 10% of our annual consolidated net income. Our board of directors may, in its sole discretion and for any reason, amend or repeal this dividend policy. Our board of directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our board of directors may deem relevant. See “Dividends and Dividend Policy.”

To the extent we pay dividends to our shareholders, we will have less capital available to meet our future liquidity needs.

Our board of directors has adopted a dividend policy that provides for the payment of dividends to shareholders equal to approximately 10% of our annual consolidated net income. The aviation industry has cyclical characteristics, and many international airlines are currently experiencing difficulties meeting their liquidity needs. Also, our business strategy contemplates substantial growth over the next several years, and we expect such growth will require a great deal of liquidity. To the extent that we pay dividends in accordance with our dividend policy, the money that we distribute to shareholders will not be available to us to fund future growth and meet our other liquidity needs.

Our Articles of Incorporation impose ownership and control restrictions on our company which ensure that Panamanian nationals will continue to control us and that these restrictions operate to prevent any change of control or some transfers of ownership in order to comply with the Aviation Act and other bilateral restrictions.

Under the Panamanian Aviation Act, as amended and interpreted to date, Panamanian nationals must exercise “effective control” over the operations of the airline and must maintain “substantial ownership.” These phrases are not defined in the Aviation Act itself and it is unclear how a Panamanian court would interpret them. The share ownership requirements and transfer restrictions contained in our Articles of Incorporation, as well as the dual-class structure of our voting capital stock are designed to ensure compliance with these ownership and control restrictions. See “Description of Capital Stock.” These provisions of our Articles of Incorporation may prevent change of control transactions that might otherwise provide you with an opportunity to realize a premium on your investment in our Class A Shares. They also ensure that Panamanians will continue to control all the decisions of our company for the foreseeable future.

The protections afforded to minority shareholders in Panama are different from and more limited than those in the United States and may be more difficult to enforce.

Under Panamanian law, the protections afforded to minority shareholders are different from, and much more limited than, those in the United States and some other Latin American countries. For example, the legal framework with respect to shareholder disputes is less developed under Panamanian law than under U.S. law and there are different procedural requirements for bringing shareholder lawsuits, including shareholder derivative suits. As a result, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company. In addition, Panamanian law does not afford minority shareholders as many protections for investors through corporate governance mechanisms as in the United States and provides no mandatory tender offer or similar protective mechanisms for minority shareholders in the event of a change in control. While our Articles of Incorporation provide limited rights to holders of our Class A Shares to sell their shares at the same price as CIASA in the event that a sale of Class B shares by CIASA results in the purchaser having the right to elect a majority of our board, there are other change of control transactions in which holders of our Class A Shares would not have the right to participate, including the sale of interests by a party that had previously acquired Class B shares from CIASA, the sale of interests by another party in conjunction with a sale by CIASA, the sale by CIASA of control to more than one party, or the sale of controlling interests in CIASA itself.

Developments in Latin American countries and other emerging market countries may cause the market price of our Class A Shares to decrease.

The market value of securities issued by Panamanian companies may be affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in emerging market countries outside Latin America may differ significantly from economic conditions in Panama and Colombia or elsewhere in Latin America, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Panamanian issuers or issuers with significant operations in Latin America. As a result of economic problems in various emerging market countries in the past (such as the Asian financial crisis of 1997, the Russian financial crisis of 1998 and the Argentine financial crisis in 2001), investors have viewed investments in emerging markets with heightened caution. Crises in other emerging market countries may hamper investor enthusiasm for securities of Panamanian issuers, including our shares, which could adversely affect the market price of our Class A Shares.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements, principally under the captions “Summary” and “Risk Factors.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this prospectus, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	general economic, political and business conditions in Panama and Latin America and particularly in the geographic markets we serve;

•	our management’s expectations and estimates concerning our future financial performance and financing plans and programs;

•	our level of debt and other fixed obligations;

•	demand for passenger and cargo air service in the markets in which we operate;

•	competitive pressures on pricing;

•	our capital expenditure plans;

•	changes in the regulatory environment in which we operate;

•	changes in labor costs, maintenance costs, fuel costs and insurance premiums;

•	changes in market prices, customer demand and preferences and competitive conditions;

•	cyclical and seasonal fluctuations in our operating results;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our growth strategy;

•	our ability to obtain financing on commercially reasonable terms; and

•	the risk factors discussed under “Risk Factors”.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this prospectus because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this prospectus might not occur and are not guarantees of future performance. Considering these limitations, you should not place undue reliance on forward-looking statements contained in this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our Class A Shares by the selling shareholder.

DIVIDENDS AND DIVIDEND POLICY

The payment of dividends on our shares is subject to the discretion of our board of directors. Under Panamanian law, we may pay dividends only out of retained earnings and capital surplus. So long as we do not default in our payments under our loan agreements, there are no covenants or other restrictions on our ability to declare and pay dividends. Our Articles of Incorporation provide that all dividends declared by our board of directors will be paid equally with respect to all of the Class A and Class B shares. See “Description of Capital Stock — Dividends.”

Our board of directors has adopted a dividend policy that provides for the payment of approximately 10% of our annual consolidated net income to shareholders as a dividend to be declared at our annual shareholders’ meeting and paid shortly thereafter. Our board of directors may, in its sole discretion and for any reason, amend or discontinue the dividend policy. Our board of directors may change the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our board of directors may deem relevant.

On May 7, 2008, our board of directors declared an annual dividend of $0.37 per share payable June 16, 2008 to shareholders of record as of May 30, 2008. On May 9, 2007, our board of directors declared an annual dividend of $0.31 per share payable June 15, 2007 to shareholders of record as of May 31, 2007 which represented an aggregate dividend payment of $13.6 million. On May 11, 2006, our board of directors declared an annual dividend of $0.19 per share payable June 15, 2006 to shareholders of record as of May 31, 2006 which represented an aggregate dividend payment of $8.3 million. In addition, we paid an extraordinary dividend of $10 million to our shareholders in December 2004 and another extraordinary dividend of $10 million in June 2005. Prior to the December 2004 dividend payment, we had not paid a dividend since the formation of Copa Holdings in 1998.

MARKET INFORMATION

Our Class A Shares have been listed on the New York Stock Exchange, or NYSE, under the symbol “CPA” since December 14, 2005. The following table sets forth, for the periods indicated, the high and low closing sale prices for the Class A Shares on the NYSE for the periods indicated.

	Low	High

2005
Annual(1)	21.95	27.40
2006
Annual	20.31	49.05
First quarter	20.31	27.10
Second quarter	20.95	24.25
Third quarter	21.53	35.22
Fourth quarter	33.15	49.05
2007
Annual	30.25	73.33
First quarter	46.70	66.47
Second quarter	50.54	71.00
Third quarter	38.31	73.33
Fourth quarter	30.25	45.24
2008
First quarter	30.00	41.97
Last Six Months
December 2007	35.27	39.25
January 2008	32.59	40.25
February 2008	36.01	41.97
March 2008	30.00	38.39
April 2008	34.53	40.74
May 2008(2)	33.50	43.64

(1)	Period beginning December 14, 2005 through December 31, 2005.

(2)	Period through May 15, 2008.

On May 15, 2008, the last reported sale price of the Class A Shares on the NYSE was $35.83 per share.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, short-term debt, long-term debt and total capitalization at March 31, 2008 on an actual basis. As we will receive no proceeds from the sale of the Class A Shares by the selling shareholder, there will be no change in our overall capitalization as a result of this offering. You should read this table in conjunction with “Summary Financial and Operating Data,” and our audited consolidated financial statements and the related notes included in our annual report on Form 20-F for the year ended December 31, 2007, which is incorporated by reference herein. None of our indebtedness is guaranteed by a third party.

At March 31, 2008
Actual
(In thousands)

Cash and cash equivalents	$234,593
Indebtedness:
Copa
Secured indebtedness due through 2019	682,207
Unsecured indebtedness due through 2009	43,286
AeroRepública
Secured indebtedness due through 2020	89,736
Unsecured indebtedness due through 2009	20,900
Shareholders’ equity:
Class A Shares (without par value)	20,761
Class B shares (without par value)	8,722
Additional paid in capital	10,037
Retained earnings	531,098
Accumulated other comprehensive income	6,371

Total shareholders’ equity	576,989

Total capitalization	1,413,118

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information relating to the beneficial ownership of our Class A shares as of March 31, 2008 by each person known to us to beneficially own 5% or more of our common shares and all our directors and officers as a group.

	Class A Shares		Class A Shares
	Beneficially		Beneficially
	Owned Prior to		Owned After
	the Offering		the Offering(1)
	Shares	(%)(2)	Shares	(%)(2)

CIASA(3)	—	—	—	—
Continental*(4)	4,375,000	14.1%	397,700	1.3%
Bank of America Corp.(5)	2,744,160	9.1%	2,744,160	9.1%
Orbis group(6)	2,593,600	8.6%	2,593,600	8.6%
Citadel Investment Group, LLC(7)	1,720,798	5.7%	1,720,798	5.7%
Executive officers and directors as a group (18 persons)	168,486	0.6%	168,486	0.6%

Total	30,416,440	100%	30,416,440	100%

*	Selling shareholder.
(1)	Assumes no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option is exercised in full, Continental will not own any shares after the offering.
(2)	Based on a total of 30,416,440 Class A Shares outstanding.
(3)	CIASA owns 100% of the Class B shares of Copa Holdings before and after the offering, representing 29.2% of our total capital stock.
(4)	Based on a Schedule 13G filed with the SEC, dated July 5, 2006, in which Continental reported that it had sole voting and dispositive power over 4,375,000 of Class A Shares.
(5)	Based on a Schedule 13G filed with the SEC, dated February 5, 2008, in which Bank of America Corp. and certain related parties, reported beneficial ownership of 2,744,160 Class A Shares.
(6)	Based on Schedule 13G filed with the SEC, dated February 14, 2008, in which Orbis Investment Management Limited and Orbis Asset Management Limited reported beneficial ownership of 2,575,630 and 17,970 Class A Shares, respectively.
(7)	Based on a Schedule 13G filed with the SEC, dated February 13, 2008, in which Citadel Investment Group LLC and certain related parties, reported beneficial ownership of 1,720,798 Class A Shares.

CIASA currently owns 100% of the Class B shares of Copa Holdings. After the completion of this offering, CIASA will continue to own 100% of the Class B shares of Copa Holdings, representing all of the voting power of our capital stock. CIASA is controlled by a group of Panamanian investors representing several prominent families in Panama. This group of investors has historically acted together in a variety of business activities both in Panama and elsewhere in Latin America, including banking, insurance, real estate, telecommunications, international trade and commerce and wholesale. Members of the Motta, Heilbron and Arias families and their affiliates beneficially own approximately 90% of CIASA’s shares. Our Chief Executive Officer, Pedro Heilbron, and several of our directors, including Messrs. Stanley Motta, Alberto C. Motta Jr., Osvaldo Heilbron, Jaime Arias and Ricardo Alberto Arias as a group hold beneficial ownership of approximately 78% of CIASA’s shares.

The holders of more than 78% of the issued and outstanding stock of CIASA have entered into a shareholders’ agreement providing that the parties to the agreement will vote all of their shares in CIASA together as a group on all matters concerning CIASA’s holdings of Class B shares. Additionally, the shareholders’ agreement restricts transfers of CIASA shares to non-Panamanian nationals. Messrs. Stanley Motta and Alberto C. Motta Jr. together exercise effective control of CIASA.

One of our directors, Mark Erwin, is an officer of Continental and may be deemed to share beneficial ownership with Continental of our Class A Shares held by Continental, but Mr. Erwin disclaims such beneficial ownership.

The address of CIASA is Corporación de Inversiones Aéreas, S.A., c/o Compañía Panameña de Aviación, S.A., Complejo Business Park, Torre Norte, Urbanización Costa del Este, Parque Lefevre, Panama City, Panama. The address of Continental is Continental Airlines, Inc., 1600 Smith Street, Houston, Texas 77002.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of Copa Holding’s capital stock and a brief summary of certain significant provisions of Copa Holding’s Articles of Incorporation. This description contains all material information concerning the common stock but does not purport to be complete. For additional information regarding the common stock, reference is made to the Articles of Incorporation, a copy of which has been filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2007, which is incorporated by reference herein.

For purposes of this section only, reference to “our” or “the company” shall refer only to Copa Holdings and references to “Panamanians” shall refer to those entities or natural persons that are considered Panamanian nationals under the Panamanian Aviation Act, as it may be amended or interpreted.

Common Stock

Our authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A Shares, Class B shares and Class C shares. As of March 31, 2008, we had 30,416,440 Class A Shares issued, 12,778,125 Class B shares issued and outstanding, and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends, except as described in this section.

Class A Shares

The holders of the Class A Shares are not entitled to vote at our shareholders’ meetings, except in connection with the following specific matters:

•	a transformation of Copa Holdings into another corporate type;

•	a merger, consolidation or spin-off of Copa Holdings;

•	a change of corporate purpose;

•	voluntarily delisting Class A Shares from the NYSE;

•	approving the nomination of Independent Directors nominated by our board of director’s Nominating and Corporate Governance Committee; and

•	any amendment to the foregoing special voting provisions adversely affecting the rights and privileges of the Class A Shares.

At least 30 days prior to taking any of the actions listed above, we must give notice to the Class A and Class B shareholders of our intention to do so. If requested by shareholders representing at least 5% of our outstanding shares, the board of directors shall call an extraordinary shareholders’ meeting to approve such action. At the extraordinary shareholders’ meeting, shareholders representing a majority of all of the outstanding shares must approve a resolution authorizing the proposed action. For such purpose, every holder of our shares is entitled to one vote per share. See “— Shareholders Meetings.”

The Class A shareholders will acquire full voting rights, entitled to one vote per Class A share on all matters upon which shareholders are entitled to vote, if in the future our Class B shares ever represent fewer than 10% of the total number of shares of our common stock and the Independent Directors Committee shall have determined that such additional voting rights of Class A shareholders would not cause a triggering event referred to below. In such event, the right of the Class A shareholders to vote on the specific matters described in the preceding paragraph will no longer be applicable. The 10% threshold described in the first sentence of this paragraph will be calculated without giving effect to any newly issued shares sold with the approval of the Independent Directors Committee.

At such time, if any, as the Class A shareholders acquire full voting rights, the Board of Directors shall call an extraordinary shareholders’ meeting to be held within 90 days following the date as of which the Class A Shares are entitled to vote on all matters at our shareholders’ meetings. At the extraordinary shareholders’ meeting, the shareholders shall vote to elect all eleven members of the board of directors in a slate recommended by the

Nominating and Governance Committee. The terms of office of the directors that were serving prior to the extraordinary shareholders’ meeting shall terminate upon the election held at that meeting.

Class B Shares

Every holder of Class B shares is entitled to one vote per share on all matters for which shareholders are entitled to vote. Class B shares will be automatically converted into Class A Shares upon the registration of transfer of such shares to holders which are not Panamanian as described below under “— Restrictions on Transfer of Common Stock; Conversion of Class B Shares.”

Class C Shares

Upon the occurrence and during the continuance of a triggering event described below in “— Aviation Rights Protections,” the Independent Directors Committee of our board of directors, or the board of directors as a whole if applicable, are authorized to issue Class C shares to the Class B holders pro rata in proportion to such Class B holders’ ownership of Copa Holdings. The Class C shares will have no economic value and will not be transferable, but will possess such voting rights as the Independent Directors Committee shall deem necessary to ensure the effective control of the company by Panamanians. The Class C shares will be redeemable by the company at such time as the Independent Directors Committee determines that such a triggering event shall no longer be in effect. The Class C shares will not be entitled to any dividends or any other economic rights.

Objects and Purposes

Copa Holdings is principally engaged in the investment in airlines and aviation-related companies and ventures, although our Articles of Incorporation grant us general powers to engage in any other lawful business, whether or not related to any of the specific purposes set forth in the Articles of Incorporation.

Restrictions on Transfer of Common Stock; Conversion of Class B Shares

The Class B shares may only be held by Panamanians, and upon registration of any transfer of a Class B share to a holder that does not certify that it is Panamanian, such Class B share shall automatically convert into a Class A share. Transferees of Class B shares will be required to deliver to us written certification of their status as a Panamanian as a condition to registering the transfer to them of Class B shares. Class A shareholders will not be required or entitled to provide such certification. If a Class B shareholder intends to sell any Class B shares to a person that has not delivered a certification as to Panamanian nationality and immediately after giving effect to such proposed transfer the outstanding Class B shares would represent less than 10% of our outstanding stock (excluding newly issued shares sold with the approval of our Independent Directors Committee), the selling shareholder must inform the board of directors at least ten days prior to such transfer. The Independent Directors Committee may determine to refuse to register the transfer if the Committee reasonably concludes, on the basis of the advice of a reputable external aeronautical counsel, that such transfer would be reasonably likely to cause a triggering event as described below. After the first shareholders’ meeting at which the Class A shareholders are entitled to vote for the election of our directors, the role of the Independent Directors described in the preceding sentence shall be exercised by the entire board of directors acting as a whole.

Also, the board of directors may refuse to register a transfer of stock if the transfer violates any provision of the Articles of Incorporation.

Tag-along Rights

Our board of directors may refuse to register any transfer of shares in which CIASA proposes to sell Class B shares pursuant to a sale at a price per share that is greater than the average public trading price per share of the Class A Shares for the preceding 30 days to an unrelated third party that would, after giving effect to such sale, have the right to elect a majority of the board of directors and direct our management and policies, unless the proposed purchaser agrees to make, as promptly as possible, a public offer for the purchase of all outstanding Class A Shares and Class B shares at a price per share equal to the price per share paid for the shares being sold by CIASA. While our Articles of Incorporation provide limited rights to holders of our Class A Shares to sell their shares at the same price as CIASA in the event that a sale of Class B shares by CIASA results in the purchaser having the right to elect a majority of our board, there are other change of control transactions in which holders of our Class A Shares would not have the right to participate, including the sale of interests by a party that had previously acquired Class B shares from CIASA, the sale of interests by another party in conjunction with a sale by CIASA, the sale by CIASA of control to more than one party, or the sale of controlling interests in CIASA itself.

Aviation Rights Protections

The Panamanian Aviation Act, including the related decrees and regulations, and the bilateral treaties between Panama and other countries that allow us to fly to those countries require that Panamanians exercise “effective control” of Copa and maintain “significant ownership” of the airline. The Independent Directors Committee have certain powers under our Articles of Incorporation to ensure that certain levels of ownership and control of Copa Holdings remain in the hands of Panamanians upon the occurrence of certain triggering events referred to below.

In the event that the Class B shareholders represent less than 10% of the total share capital of the company (excluding newly issued shares sold with the approval of our Independent Directors Committee) and the Independent Directors Committee determines that it is reasonably likely that Copa’s or Copa Holdings’ legal ability to engage in the aviation business or to exercise its international route rights will be revoked, suspended or materially inhibited in a manner which would materially and adversely affect the company, in each case as a result of such non-Panamanian ownership (each a triggering event), the Independent Directors Committee may take either or both of the following actions:

•	authorize the issuance of additional Class B shares to Panamanians at a price determined by the Independent Directors to reflect the current market value of such shares or

•	authorize the issuance to Class B shareholders such number of Class C shares as the Independent Directors Committee, or the board of directors if applicable, deems necessary and with such other terms and conditions established by the Independent Directors Committee that do not confer economic rights on the Class C shares.

Dividends

The payment of dividends on our shares is subject to the discretion of our board of directors. Under Panamanian law, we may pay dividends only out of retained earnings and capital surplus. Our Articles of Incorporation provide that all dividends declared by our board of directors will be paid equally with respect to all of the Class A and Class B shares. Our board of directors has adopted a dividend policy that provides for the payment of approximately 10% of our annual consolidated net income to Class A and Class B shareholders. Our board of directors may, in its sole discretion and for any reason, amend or discontinue the dividend policy. Our board of directors may change the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends.

Shareholder Meetings

Ordinary Meetings

Our Articles of Incorporation require us to hold an ordinary annual meeting of shareholders within the first five months of each fiscal year. The ordinary annual meeting of shareholders is the corporate body that elects the board of directors, approves the annual financial statements of Copa Holdings and approves any other matter that does not require an extraordinary shareholders’ meeting. Shareholders representing at least 5% of the issued and outstanding common stock entitled to vote may submit proposals to be included in such ordinary shareholders meeting, provided the proposal is submitted at least 45 days prior to the meeting.

Extraordinary Meetings

Extraordinary meetings may be called by the board of directors when deemed appropriate. Ordinary and extraordinary meetings must be called by the board of directors when requested by shareholders representing at least 5% of the issued shares entitled to vote at such meeting. Only matters that have been described in the notice of an extraordinary meeting may be dealt with at that extraordinary meeting.

Vote required

Resolutions are passed at shareholders meetings by the affirmative vote of a majority of those shares entitled to vote at such meeting and present or represented at the meeting.

Notice and Location

Notice to convene the ordinary annual meeting or extraordinary meeting is given by publication in at least one national newspaper in Panama and at least one national newspaper widely read in New York City not less than 30 days in advance of the meeting. We publish such official notices in a national journal recognized by the NYSE.

Shareholders’ meetings are to be held in Panama City, Panama unless otherwise specified by the board of directors.

Quorum

Generally, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing a simple majority of the issued shares eligible to vote on any actions to be considered at such meeting. If a quorum is not present at the first meeting and the original notice for such meeting so provides, the meeting can be immediately reconvened on the same day and, upon the meeting being reconvened, shareholders present or represented at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented.

Proxy Representation

Our Articles of Incorporation provide that, for so long as the Class A Shares do not have full voting rights, each holder, by owning our Class A Shares, grants a general proxy to the Chairman of our board of directors or any person designated by our Chairman to represent them and vote their shares on their behalf at any shareholders’ meeting, provided that due notice was made of such meeting and that no specific proxy revoking or replacing the general proxy has been received from such holder prior to the meeting in accordance with the instructions provided by the notice.

Other Shareholder Rights

As a general principle, Panamanian law bars the majority of a corporation’s shareholders from imposing resolutions which violate its articles of incorporation or the law, and grants any shareholder the right to challenge, within 30 days, any shareholders’ resolution that is illegal or that violates its articles of incorporation or by-laws, by requesting the annulment of said resolution and/or the injunction thereof pending judicial decision. Minority shareholders representing at least 5% of all issued and outstanding shares have the right to require a judge to call a shareholders’ meeting and to appoint an independent auditor (revisor) to examine the corporate accounting books, the background of the company’s incorporation or its operation.

Shareholders have no pre-emptive rights on the issue of new shares.

Our Articles of Incorporation provide that directors will be elected in staggered two-year terms, which may have the effect of discouraging certain changes of control.

Listing

Our Class A Shares are listed on the NYSE under the symbol “CPA.” The Class B shares and Class C shares will not be listed on any exchange unless the board of directors determines that it is in the best interest of the company to list the Class B shares on the Panama Stock Exchange.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A Shares is Mellon Investor Services LLC. Until the board of directors otherwise provides, the transfer agent for our Class B shares and any Class C shares is the Company, which maintains the share register for each class in Panama. Transfers of Class B shares must be accompanied by a certification of the transferee that such transferee is Panamanian.

Summary of Significant Differences between Shareholders’ Rights and Other Corporate Governance Matters Under Panamanian Corporation Law and Delaware Corporation Law

Copa Holdings is a Panamanian corporation (sociedad anónima). The Panamanian corporation law was originally modeled after the Delaware General Corporation Law. As such, many of the provisions applicable to Panamanian and Delaware corporations are substantially similar, including (1) a director’s fiduciary duties of care and loyalty to the corporation, (2) a lack of limits on the number of terms a person may serve on the board of directors, (3) provisions allowing shareholders to vote by proxy and (4) cumulative voting if provided for in the articles of incorporation. The following table highlights the most significant provisions that materially differ between Panamanian corporation law and Delaware corporation law.

Panama	Delaware

Conflict of Interest Transactions.  Transactions involving a Panamanian corporation and an interested director or officer are initially subject to the approval of the board of directors.

At the next shareholders’ meeting, shareholders will then have the right to disapprove the board of directors’ decision and to decide to take legal actions against the directors or officers who voted in favor of the transaction.	Conflict of Interest Transactions. Transactions involving a Delaware corporation and an interested director of that corporation are generally permitted if:

(1)  the material facts as to the interested director’s relationship or interest are disclosed and a majority of disinterested directors approve the transaction;

(2)  the material facts are disclosed as to the interested director’s relationship or interest and the stockholders approve the transaction; or

(3) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Terms. Panamanian law does not set limits on the length of the terms that a director may serve. Staggered terms are allowed but not required.	Terms. The Delaware General Corporation Law generally provides for a one-year term for directors. However, the directorships may be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the articles of incorporation, an initial by-law or a by-law adopted by the shareholders.

Number. The board of directors must consist of a minimum of three members, which could be natural persons or legal entities.	Number. The board of directors must consist of a minimum of one member.

Authority to take Actions. In general, a simple majority of the board of directors is necessary and sufficient to take any action on behalf of the board of directors.	Authority to take Actions. The articles of incorporation or by-laws can establish certain actions that require the approval of more than a majority of directors.

Panama	Delaware

Shareholder Meetings and Voting Rights

Quorum. The quorum for shareholder meetings must be set by the articles of incorporation or the by-laws. If the articles of incorporation and the notice for a given meeting so provide, if quorum is not met a new meeting can be immediately called and quorum shall consist of those present at such new meeting.	Quorum. For stock corporations, the articles of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one- third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Action by Written Consent. Panamanian law does not permit shareholder action without formally calling a meeting.	Action by Written Consent. Unless otherwise provided in the articles of incorporation, any action required or permitted to be taken at any annual meeting or special meeting of stockholders of a corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and noted.

Other Shareholder Rights

Shareholder Proposals. Shareholders representing 5% of the issued and outstanding capital of the corporation have the right to require a judge to call a general shareholders’ meeting and to propose the matters for vote.	Shareholder Proposals. Delaware law does not specifically grant shareholders the right to bring business before an annual or special meeting. If a Delaware corporation is subject to the SEC’s proxy rules, a shareholder who owns at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Appraisal Rights. Shareholders of Panamanian corporations do not have the right to demand payment in cash of the judicially determined fair value of their shares in connection with a merger or consolidation involving the corporation. Nevertheless, in a merger, the majority of shareholders could approve the total or partial distribution of cash, instead of shares, of the surviving entity.	Appraisal Rights. Delaware law affords shareholders in certain cases the right to demand payment in cash of the judicially-determined fair value of their shares in connection with a merger or consolidation involving their corporation. However, no appraisal rights are available if, among other things and subject to certain exceptions, such shares were listed on a national securities exchange or designated national market system or such shares were held of record by more than 2,000 holders.

Shareholder Derivative Actions. Any shareholder, with the consent of the majority of the shareholders, can sue on behalf of the corporation, the directors of the corporation for a breach of their duties of care and loyalty to the corporation or a violation of the law, the articles of incorporation or the by-laws.	Shareholder Derivative Actions. Subject to certain requirements that a shareholder make prior demand on the board of directors or have an excuse not to make such demand, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation against officers,

Panama	Delaware

directors and third parties. An individual may also commence a class action suit on behalf of himself and other similarly- situated stockholders if the requirements for maintaining a class action under the Delaware General Corporation Law have been met. Subject to equitable principles, a three-year period of limitations generally applies to such shareholder suits against officers and directors.

Inspection of Corporate Records. Shareholders representing at least 5% of the issued and outstanding shares of the corporation have the right to require a judge to appoint an independent auditor to examine the corporate accounting books, the background of the company’s incorporation or its operation.	Inspection of Corporate Records. A shareholder may inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to a person’s interest as a shareholder.

Anti-takeover Provisions

Panamanian corporations may include in their articles of incorporation or by-laws classified board and super-majority provisions.	Delaware corporations may have a classified board, super- majority voting and shareholders’ rights plan.

Panamanian corporation law’s anti- takeover provisions apply only to companies that are (1) registered with the Comisión Nacional de Valores (“CNV”) for a period of six months before the public offering, (2) have over 3,000 shareholders, and (3) have a permanent office in Panama with full time employees and investments in the country for more than $1,000,000.	Unless Delaware corporations specifically elect otherwise, Delaware corporations may not enter into a “business combination,” including mergers, sales and leases of assets, issuances of securities and similar transactions, with an “interested stockholder,” or one that beneficially owns 15% or more of a corporation’s voting stock, within three years of such person becoming an interested shareholder unless:

These provisions are triggered when a buyer makes a public offer to acquire 5% or more of any class of shares with a market value of at least $5,000,000. In sum, the buyer must deliver to the corporation a complete and accurate statement that includes (1) the name of the company, the number of the shares that the buyer intends to acquire and the purchase price; (2) the identity and background of the person acquiring the shares; (3) the source and amount of the funds or other goods that will be used to pay the purchase price; (4) the plans or project the buyer has once it has acquired the control of the company; (5) the number of shares of the company that the buyer already has or is a beneficiary of and those owned by any of its directors, officers, subsidiaries, or partners or the same, and any transactions made regarding the shares in the last 60 days; (6) contracts, agreements, business relations or negotiations regarding securities issued by the company in which the buyer is a party; (7) contract, agreements, business relations or negotiations between the buyer and any director, officer	(1) the transaction that will cause the person to become an interested shareholder is approved by the board of directors of the target prior to the transactions;

(2)  after the completion of the transaction in which the person becomes an interested shareholder, the interested shareholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and also officers of interested shareholders and shares owned by specified employee benefit plans; or

(3) after the person becomes an interested shareholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested shareholder.

Panama	Delaware

or beneficiary of the securities; and (8) any other significant information. This declaration will be accompanied by, among other things, a copy of the buyer’s financial statements.

If the board of directors believes that the statement does not contain all required information or that the statement is inaccurate, the board of directors must send the statement to the CNV within 45 days from the buyer’s initial delivery of the statement to the CNV. The CNV may then hold a public hearing to determine if the information is accurate and complete and if the buyer has complied with the legal requirements. The CNV may also start an inquiry into the case, having the power to decide whether or not the offer may be made.

Regardless of the above, the board of directors has the authority to submit the offer to the consideration of the shareholders. The board should only convene a shareholders’ meeting when it deems the statement delivered by the offeror to be complete and accurate. If convened, the shareholders’ meeting should take place within the next 30 days. At the shareholders’ meeting, two-thirds of the holders of the issued and outstanding shares of each class of shares of the corporation with a right to vote must approve the offer and the offer is to be executed within 60 days from the shareholders’ approval. If the board decides not to convene the shareholders’ meeting within 15 days following the receipt of a complete and accurate statement from the offeror, shares may then be purchased. In all cases, the purchase of shares can take place only if it is not prohibited by an administrative or judicial order or injunction.

The law also establishes some actions or recourses of the sellers against the buyer in cases the offer is made in contravention of the law.

Panama	Delaware

Previously Acquired Rights

In no event can the vote of the majority shareholders deprive the shareholders of a corporation of previously-acquired rights. Panamanian jurisprudence and doctrine has established that the majority shareholders cannot amend the articles of incorporation and deprive minority shareholders of previously- acquired rights nor impose upon them an agreement that is contrary to those articles of incorporation.	No comparable provisions exist under Delaware law.

Once a share is issued, the shareholders become entitled to the rights established in the articles of incorporation and such rights cannot be taken away, diminished nor extinguished without the express consent of the shareholders entitled to such rights. If by amending the articles of incorporation, the rights granted to a class of shareholders is somehow altered or modified to their disadvantage, those shareholders will need to approve the amendment unanimously.

INCOME TAX CONSEQUENCES

United States

The following summary describes the material United States federal income tax consequences of the ownership and disposition of our Class A Shares as of the date hereof. The discussion set forth below is applicable to United States Holders (as defined below) that beneficially own our Class A Shares as capital assets for United States federal income tax purposes (generally, property held for investment). This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a bank;

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our Class A Shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns 10% or more of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below.

You should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

As used herein, “United States Holder” means a beneficial owner of our Class A Shares that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Taxation of Dividends

Distributions on the Class A Shares (including amounts withheld to reflect Panamanian withholding taxes, if any) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction allowed to corporations.

With respect to non-corporate United States Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our Class A Shares, which are listed on the NYSE, are readily tradable on an established securities market in the United States. There can be no assurance, however, that our Class A Shares will be considered readily tradable on an established securities market in later years. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

Subject to certain conditions and limitations, Panamanian withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the Class A Shares will be treated as income from sources outside the United States and will generally constitute passive income. Further, in certain circumstances, if you:

•	have held Class A Shares for less than a specified minimum period during which you are not protected from risk of loss, or

•	are obligated to make payments related to the dividends,

you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the Class A Shares, if any. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Class A Shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the Class A Shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange (as discussed below under “— Taxation of Capital Gains”). Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any Panamanian withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not intend to maintain calculations of earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Passive Foreign Investment Company

We do not believe that we are a passive foreign investment company (a “PFIC”) for United States federal income tax purposes (or that we were one in 2007), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the Class A Shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Further, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or the preceding taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or redemption of a Class A share in an amount equal to the difference between the amount realized for the Class A share and your tax basis in the Class A share. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.

Information reporting and backup withholding

In general, information reporting will apply to dividends in respect of our Class A Shares and the proceeds from the sale, exchange or redemption of our Class A Shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Panamanian Taxation

The following is a discussion of the material Panamanian tax considerations to holders of Class A Shares under Panamanian tax law, and is based upon the tax laws and regulations in force and effect as of the date hereof, which may be subject to change. This discussion, to the extent it states matters of Panamanian tax law or legal conclusions and subject to the qualifications herein, represents the opinion of Galindo, Arias & Lopez, our Panamanian counsel.

General principles

Panama’s income tax regime is based on territoriality principles, which define taxable income only as that revenue which is generated from a source within the Republic of Panama, or for services rendered outside of Panama, but which, by their nature, are intended to directly benefit the local commercial activities of individuals or corporations which operate within its territory. Said taxation principles have governed the Panamanian fiscal regime for decades, and have been upheld through judicial and administrative precedent.

Taxation of dividends

Distributions by Panamanian corporations, whether in the form of cash, stock or other property, are subject to a 10% withholding tax for the portion of the distribution that is attributable to Panamanian sourced income, as defined pursuant to the territoriality principles that govern Panamanian tax law. Distributions made by a holding company which correspond to dividends paid by its subsidiary for which the dividend tax was paid, are not subject to any further withholding under Panamanian law. Therefore, distributions on the Class A Shares being offered would not be subject to withholding taxes to the extent that said distributions are attributable to dividends received from any of our subsidiaries.

Taxation of capital gains

As long as the Class A Shares are registered with the CNV and are sold through an organized market, Panamanian taxes on capital gains will not apply either to Panamanians or other countries’ nationals. As part of this offering process, we will register the Class A Shares, with both the New York Stock Exchange and the CNV.

Other Panamanian taxes

There are no estate, gift or other taxes imposed by the Panamanian government that would affect a holder of the Class A Shares, whether such holder were Panamanian or a national of another country.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriters agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and the selling shareholder has agreed to sell to them the number of shares indicated below:

Underwriter	Number of Class A Shares

Morgan Stanley & Co. Incorporated	2,784,110
UBS Securities LLC	1,193,190

Total	3,977,300

The underwriters are offering the Class A Shares subject to their acceptance of the Class A Shares from the selling shareholder and subject to prior sale. The underwriters agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Class A Shares offered by this prospectus are subject to the approval of specified legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the Class A Shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the Class A Shares covered by the underwriters’ over-allotment option described below, unless and until the option is exercised.

The underwriters initially propose to offer part of the Class A Shares directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.91 a share under the public offering price. After the initial offering of the Class A Shares, the offering price and other selling terms may from time to time be varied by the representative.

The selling shareholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 397,700 additional Class A Shares at the public offering price listed on the cover page of this prospectus, less underwriters discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Class A Shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Class A Shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Class A Shares listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $156,406,250, the total underwriters’ discounts and commissions would be $6,647,375 and the total proceeds to the Selling Shareholder would be $149,758,875.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Class A Shares offered by them.

Copa Holdings, Copa Holdings’ directors and executive officers and CIASA have agreed that, without the prior written consent of the representative of the underwriters, Copa Holdings and they will not, until 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any Class A Shares or any securities convertible into or exercisable or exchangeable for Class A Shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A Shares, whether any transaction described above is to be settled by delivery of Class A Shares or such other securities, in cash or otherwise. Copa Holdings and each such person also agrees that, without the prior written consent of the representative on behalf of the underwriters, they will not, during the 90 day period after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any Class A Shares or any security convertible into or exercisable or exchangeable for Class A Shares.

The restrictions described in the immediately preceding paragraph do not apply to:

•	any existing employee benefits plan (in the case of Copa Holdings);

•	transactions by any person other than Copa Holdings relating to Class A Shares or other securities acquired in open market transactions after the completion of the offering of the Class A Shares; or

•	transfers by any person other than Copa Holdings made under a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, which trading plan is in existence on the date of this prospectus.

In order to facilitate the offering of the Class A Shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriters agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing Class A Shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of Class A Shares compared to the price available under the over-allotment option. The underwriters may also sell Class A Shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing Class A Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A Shares in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the Class A Shares, the underwriters may bid for, and purchase, shares of Class A Shares in the open market.

Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Class A Shares in this offering, if the representative repurchases previously distributed Class A Shares in transactions to cover short positions or to stabilize the price of the Class A Shares. Any of these activities may stabilize or maintain the market price of the Class A Shares above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Each of the underwriters has represented and agreed that:

(a) (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the Class A Shares other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Class A Shares would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the FSMA) by Copa Holdings;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Class A Shares in circumstances in which Section 21(1) of the FSMA does not apply to Copa Holdings; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Class A Shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area (the European Union plus Iceland, Norway and Liechtenstein) which has implemented the Prospectus Directive (each, a Relevant Member State), each of the underwriters has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Class A Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Class A Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Class A Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Class A Shares to the public” in relation to any Class A Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A Shares to be offered so as to enable an investor to decide to purchase or subscribe the Class A Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Class A Shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the Class A Shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Class A Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A Shares may not be circulated or distributed, nor may the Class A Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Class A Shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Class A Shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

This offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the underwriters will not offer or sell any Class A Shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Copa Holdings and the selling shareholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the underwriters may be required to make because of any of these liabilities.

From time to time, certain of the underwriters have provided, and may provide in the future, investment banking, commercial banking and other financial services to Copa Holdings and Continental for which they have received and may continue to receive customary fees and commissions.

EXPENSES OF THE OFFERING

We estimate that the total expenses in connection with this offering, other than underwriters discounts and commissions, will be as follows:

		Percentage of
		Net Proceeds of
Expenses	Amount	this Offering (%)

SEC registration fee	$6,169.12		*
Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee	16,197.50		*
Legal fees and expenses	300,000.00		*
Accountant fees and expenses	110,000.00		*
Miscellaneous costs	50,000.00		*

Total	$482,366.62		*

*	We will not receive any of the proceeds of this offering.

All amounts in the table are estimated except the SEC registration fee and the FINRA filing fee.

Pursuant to the Supplemental Agreement among CIASA, Continental and ourselves, Continental is required to pay (i) all of the underwriting commissions, filing fees, listing fees and legal fees and expenses and (ii) all other expenses incurred by us in connection with this offering. The total underwriters discounts and commissions that the selling shareholder will be required to pay will be approximately $6.04 million or 4.25% of the gross proceeds of this offering, assuming the underwriters’ over-allotment option is not exercised.

VALIDITY OF SECURITIES

The validity of the Class A Shares and other matters governed by Panamanian law will be passed upon for us by Galindo, Arias & Lopez, Panama City, Panama and for the underwriters by Arias, Fabrega & Fabrega, Panama City, Panama. Certain matters of New York law will be passed upon for us Cleary Gottlieb Steen & Hamilton, LLP, New York, New York and for the underwriters by Davis Polk & Wardwell, New York, New York. Messrs. Jaime Arias and Ricardo Alberto Arias, partners of Galindo, Arias & Lopez, are indirect shareholders of CIASA and serve on our board of directors.

EXPERTS

The consolidated financial statements of Copa Holdings, S.A. appearing in Copa Holdings, S.A.’s Annual Report (Form 20-F) for the year ended December 31, 2007 (including the schedule appearing therein), and the effectiveness of Copa Holdings, S.A.’s internal control over financial reporting as of December 31, 2007 have been audited by Ernst & Young Panama, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and Copa Holdings, S.A. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

As required by the Securities Act, we have filed a registration statement on Form F-3 relating to the securities offered by this prospectus with the United States Securities and Exchange Commission, or the SEC. This prospectus is a part of that registration statement, which includes additional information. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, which is also known as the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information to be filed with the SEC at the Public Reference Room of the SEC at 100 F Street, N.W., Washington D.C. 20549, and copies of the materials may be obtained there at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains a website at www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we furnish our shareholders with annual reports containing financial statements audited by our independent auditors and make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We file such quarterly reports with the SEC within two months of each quarter of our fiscal year, and we file annual reports on Form 20-F within the time period required by the SEC, which is currently six months from December 31, the end of our fiscal year.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Any information that we file later with the SEC and that is deemed incorporated by reference will automatically update and supersede the information in this prospectus. In all such cases, you should rely on the later information over different information included in this prospectus.

This prospectus will be deemed to incorporate by reference the following documents:

•	our annual report on Form 20-F for the year ended December 31, 2007, filed on May 9, 2008, to the extent the information in that report has not been updated or superseded by this prospectus;

•	our reports on Form 6-K, which contain the announcements of the annual shareholders’ meeting and the annual dividend, filed on May 8, 2008 and May 9, 2008, respectively;

•	any amendment to our annual report on Form 20-F for the year ended December 31, 2007 filed subsequent to the date hereof and prior to the termination of this offering; and

•	any report on Form 6-K submitted by us to the SEC prior to the termination of this offering and identified by us as being incorporated by reference into this prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning us at Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama, Attention: Joseph Putaturo, telephone number: (+507 304 2677).

ENFORCEABILITY OF CIVIL LIABILITIES

Copa Holdings is a corporation (sociedad anónima) organized under the laws of the Republic of Panama. Most of our directors and officers and certain of the experts named in this prospectus reside outside of the United States, and all or a substantial portion of the assets of such persons and ours are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, including with respect to matters arising under the Securities Act, or to effect the due process necessary to enforce judgments of courts of the United States against us or any of our directors and officers. Any judgment rendered by a U.S. court may be enforced in Panama through a suit on the judgment (exequatur), would be recognized and accepted by the courts of Panama and would be enforceable by the courts of Panama without a new trial or examination of the merits of the original action, provided due process had been granted to all parties and that the obligation the judgment is seeking to enforce is not illegal or against public policy in Panama.